

2025 Annual Report

Letter to Our Shareholders

Dear Fellow Shareholders,

2025 was a year that demonstrated both the resilience of Miller Industries and the strength of our long-term strategy. In a dynamic global operating environment, our team remained focused on execution, disciplined capital allocation, and investments that position the Company for sustainable growth.

During 2025, we advanced several strategic initiatives that reinforce our leadership position and broaden our opportunities across our global footprint in our commercial, international, and military markets.

A significant milestone in 2025 was the completion of our acquisition of Omars S.p.A., a premier European manufacturer of light-, medium-, and heavy-duty recovery vehicles and car carriers. This acquisition meaningfully expands our presence in Europe and enhances our ability to serve customers across multiple international markets with locally manufactured solutions.

In parallel, we continued to invest in our other European operations, including production capability expansions at Jige in France and operational efficiency initiatives at Boniface in the United Kingdom. These investments are designed to increase production capacity, improve throughput, and support anticipated demand across both commercial and military programs.

During the year, we began work on the expansion of manufacturing capacity at our Ooltewah, Tennessee headquarters, and in March 2026, our Board of Directors approved formal expansion plans for the facility. The expansion is intended to enhance our North American manufacturing footprint while also supporting European operations and future military production requirements. This expansion is expected to position the new facility for production readiness in late 2027.

These expansion activities are due in large part to the meaningful progress Miller Industries made in its military production business during 2025. By year-end, the Company had secured more than $150 million in global military commitments for heavy-duty recovery products, with production scheduled to begin in 2027, and substantially ramping in 2028 and 2029. These programs represent an important growth vector and underscore the reliability, durability, and performance of our equipment in mission-critical applications.

While market conditions and production timing affected our annual results, we remained disciplined in managing costs and capital. In line with our long history of returning capital to shareholders, in March 2026, our Board of Directors approved a 5% increase in the quarterly dividend, reflecting confidence in the Company's financial position, cash generation capabilities, and long-term outlook. During 2025, we paid $15.1 million in total dividends and share repurchases as part of our commitment to driving shareholder value creation.

As we enter 2026, Miller Industries is well positioned for long-term success. Our expanded global footprint, growing military commitments, and ongoing production capacity and operational efficiency investments provide a strong foundation for the future. Throughout all of this, our focus remains unchanged: delivering high-quality products, supporting our customers, investing in our people, and creating long-term value for our shareholders.

On behalf of our Board of Directors and the entire Miller Industries team, thank you for your continued confidence and support.

Sincerely,

William G. Miller II
Chief Executive Officer
Miller Industries, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No.001-14124

MILLER INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Tennessee	**62-1566286**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8503 Hilltop Drive,
Ooltewah, Tennessee 37363
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(423) 238-4171**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $.01 per share	MLR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $487,563,832 (based on 10,966,348 shares held by non-affiliates at $44.46 per share, the last sale price reported on the New York Stock Exchange on June 30, 2025).

As of February 27, 2026, there were 11,371,730 shares of the registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE The information required by Part III is incorporated herein by reference to the Registrant's definitive proxy statement for its 2025 Annual Meeting of Shareholders which is to be filed pursuant to Regulation 14A within 120 days of the close of its fiscal year ended December 31, 2025.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

CERTAIN FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K (the "Annual Report"), including but not limited to statements made in Part II, Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations", statements made with respect to future operating results, expectations of future customer orders, and the availability of resources necessary for our business are forward-looking statements. Forward-looking statements can be identified by the use of words such as "may", "will", "should", "could", "continue", "future", "potential", "believe", "project", "plan", "intend", "seek", "estimate", "predict", "expect", "anticipate", and variations of such words and similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are made based on our management's beliefs as well as assumptions made by, and information currently available to, our management. Our actual results may differ materially from the results anticipated in these forward-looking statements due to, among other things, the risks set forth in Part I, Item 1A – "Risk Factors" in this Annual Report on Form 10-K and in our other filings with the Securities and Exchange Commission.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this Annual Report, the documents that we reference in this Annual Report, and the documents that we have filed as exhibits to this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this Annual Report. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

ITEM 1. BUSINESS

OUR COMPANY

Miller Industries, Inc., a Tennessee corporation, is The World's Largest Manufacturer of Towing and Recovery Equipment®, with executive offices in Ooltewah, Tennessee, domestic manufacturing operations in Tennessee and Pennsylvania, and foreign manufacturing operations in France, the United Kingdom and, most recently, Italy. On December 2, 2025, Miller Industries, Inc. acquired Omars – S.p.A ("Omars"), a designer and manufacturer of towing and recovery vehicles, headquartered in Cuneo, Italy.

Miller Industries was founded in 1990. Since its inception, the Company has developed innovative high-quality towing and recovery equipment worldwide. We design and manufacture bodies of car carriers and wreckers, which are installed on chassis manufactured by third parties, and sold to our customers. Our products are marketed and sold primarily through a network of distributors that serve all 50 states, Canada, Mexico, and other foreign markets, and through prime contractors to governmental entities. Further, we have substantial distribution capabilities in Europe as a result of our ownership of Jige International S.A., Boniface Engineering, Ltd, and Omars. While most of our distributor agreements do not generally contain exclusivity provisions, management believes that more than 90 percent of our independent distributors do not offer products of any other towing and recovery equipment manufacturer, which we believe is a testament of their loyalty to our brands.

In addition to selling our products, our independent distributors provide end-users with parts and service. We also utilize sales representatives to inform prospective end-users about our current product lines in an effort to drive sales to independent distributors. Management believes the strength of our distribution network and the breadth and quality of our product offerings are two key advantages over our competitors.

In this Annual Report on Form 10-K, the words "Miller Industries", the "Company", "we", "our", "ours", and "us" refer to Miller Industries, Inc., and its subsidiaries.

ACQUISITIONS

We have acquired a number of businesses over the years that have enhanced our products portfolio.

Most recently, during fiscal 2025, the Company completed the acquisition of Omars – S.p.A, a designer and manufacturer of towing and recovery vehicles. Omars, headquartered in Cuneo, Italy, has over 45 years of experience in manufacturing light-duty, medium-duty, and heavy-duty recovery vehicles and car carriers. With a highly complementary product portfolio, management believes this acquisition will expand Miller Industries' footprint in the European market with an additional, well-recognized European brand. This acquisition will provide Miller Industries with additional capacity which the Company expects will improve its manufacturing flexibility and its ability to meet growing customer demands.

During fiscal 2023, the Company acquired substantially all of the assets and assumed certain liabilities of Southern Hydraulic Cylinder, Inc. through an acquisition subsidiary formed as a Tennessee corporation, which then changed its name to SHC, Inc. ("SHC"). SHC manufactures, sells, and services hydraulic cylinders and related components. The operations of SHC align with those of the Company, which has enhanced the stability of the Company's supply chain since the acquisition.

Our strategy has always been to enhance and diversify our product line, and we remain open to opportunities for acquisitions. We expect to continue to pursue additional acquisitions in the future.

For further information on the acquisitions, see Note 2 – "Business Combinations" to our consolidated financial statements.

PRODUCT LINES

       

Car Carriers   Light-Duty   Heavy-Duty   Rotators   Special Transport   Military

Car Carriers

Car carriers are specialized flat-bed vehicles with hydraulic tilt mechanisms that enable a towing operator to drive or winch a vehicle onto the bed for transport. Car carriers are used to transport new or disabled vehicles and other equipment, and are particularly effective for transporting vehicles or other equipment over longer distances. In addition to transporting vehicles, car carriers may also be used for other purposes, such as transportation of industrial equipment. Most professional towing operators have car carriers in their fleets to complement their towing capabilities.

Wreckers

Wreckers are generally used to recover and tow disabled vehicles and other equipment, and range in type from the conventional tow truck to large recovery vehicles with up to 100-ton lifting capacities. Wreckers are available with specialized features, including underlifts, L-arms, crossbars, and scoops, which lift disabled vehicles by the tires or front axle to minimize front-end damage to the towed vehicles. Certain heavy-duty wrecker models offer rotating booms and remote-control devices which allow heavy-duty wreckers to recover vehicles from any angle. In addition, certain light-duty wreckers are equipped with automatic wheel-lift hookup devices that allow operators to engage a disabled or unattended vehicle without leaving the cab of the wrecker.

Our wreckers range in capacity from 4 to 100 tons, and are classified as either light-duty or heavy-duty, with wreckers of 16-ton or greater capacity being classified as heavy-duty. Light-duty wreckers are used for general recovery, as well as, removing vehicles from accident scenes, and vehicles that are illegally parked, abandoned, or disabled. Heavy-duty wreckers are used in towing and recovery operations including overturned tractor trailers, buses, motor homes, and other large vehicles.

Transport Trailers

Our multi-vehicle transport trailers are specialized auto transport trailers with upper and lower decks and hydraulic ramps for loading vehicles. These trailers are used for moving multiple vehicles for auto auctions, car dealerships, leasing companies, and other similar operations. These trailers are easy to load and transport up to seven vehicles. The vehicles can be secured to transport quickly with ratchet and chain tie-downs that are mounted throughout the frame of the transport trailer. Many professional towing operators have added auto transport trailers to their fleets to add to their service offerings.

OUR BRANDS

We manufacture and market our car carriers, wreckers, and trailers under 11 separate brand names. Although certain brands overlap in terms of features, prices, and distributors, each brand has its own distinctive image and customer base.

Century®

The Century® brand is our "top-of-the-line" brand and represents what management believes to be the broadest product line in the industry. The Century® line was started in 1974 and produces wreckers ranging from 8-ton light-duty to 100-ton heavy-duty models, and car carriers in lengths from 19 to 30 feet. Management believes the Century® brand has a reputation as the industry's leading product innovator.

Vulcan®

Our Vulcan® product line includes a range of premium light-duty and heavy-duty wreckers, ranging from 8-ton light-duty to 75-ton heavy-duty models, and car carriers.

Chevron™

Our Chevron™ product line is comprised primarily of premium car carriers. Chevron™ produces a range of premium single-car, multi-car, and industrial carriers, as well as wreckers ranging from 8-ton to 16-ton models.

Holmes®

Our Holmes® product line includes mid-priced wreckers with 4-ton to 16-ton capacities, a 16-ton rotator, and a detachable towing unit ("DTU"). The Holmes® wrecker was first produced in 1916. Historically, the Holmes® name has been the most well-recognized and leading industry brand both domestically and internationally.

Challenger®

Our Challenger® products compete with the Century® and Vulcan® products and constitute a third premium product line. Challenger® products consist of heavy-duty wreckers with capacities ranging from 25 to 75 tons. The Challenger® line was started in 1975 and is known for its high-performance heavy-duty wreckers and aesthetic design.

Champion®

The Champion® brand, which was introduced in 1991, includes car carriers that range in length from 19 to 21 feet. The Champion® product line, which is generally lower-priced, allows us to offer a full line of car carriers at various competitive price points.

Jige™

Our Jige™ product line is comprised of a broad line of premium light-duty and heavy-duty wreckers and car carriers marketed primarily in Europe. Jige™ is a market leader best known for its innovative designs of car carriers and light-duty wreckers necessary to operate within the narrow confines of European cities, as well as heavy-duty wreckers.

Boniface™

Our Boniface™ product line is comprised predominantly of premium heavy-duty wreckers marketed primarily in Europe. Boniface™ produces heavy-duty wreckers specializing in the long underlift technology required to tow modern European tour buses.

Omars™

The Omars product line spans a full towing and recovery spectrum with particular strength in heavy-duty wreckers, supported by a comprehensive range of medium-, light-duty, and urban recovery vehicles, marketed primarily in Europe.

Titan®

Our Titan® product line is comprised of premium multi-vehicle transport trailers which can transport up to seven vehicles depending on configuration, and specialized car carriers used for loading, hauling, and unloading specialty equipment.

Eagle®

Our Eagle® products consist of light-duty wreckers with the "Eagle Claw®" hook-up system that allows towing operators to engage a disabled or unattended vehicle without leaving the cab of the tow truck. The "Eagle Claw®" hook-up system was originally developed for the repossession market. Since acquiring Eagle, we have upgraded the quality and features of the Eagle® product line and expanded its recovery capability.

MANUFACTURING

Miller Industries has a long history of innovation in our manufacturing processes utilizing advanced technologies. We manufacture wreckers, car carriers, and trailers at eleven manufacturing facilities located in the United States, France, Italy, and the United Kingdom. Our manufacturing facilities are designed to provide efficient assembly-line manufacturing of our products. In order to utilize our manufacturing facilities and technology more efficiently and effectively, we pursue continuous improvements in our manufacturing process. Our manufacturing personnel, in consultation with our engineering department (which consists of 53 engineers), use sophisticated computer-aided design and stress analysis systems to test new product designs and integrate various product improvements.

Century® M100



At our research and development ("R&D") facility in Chattanooga, Tennessee, we continuously pursue innovations in our products and improvements of our manufacturing processes. These efforts led to our exclusive product, the M100. The Century® M100 is the world's largest rotator truck and the industry's first heavy-duty unit. The Century® M100 also features our patented Raptor™ Control System which includes wrecker controls that allow the boom to be remotely extended away from the vehicle to enhance operator sightlines during use and an information screen with load-sensing functions.

Due to our continued focus on innovation and product improvement, we launched multiple new products throughout fiscal 2025. The Century 5130/5230 has been Miller Industries' top-selling heavy-duty wrecker for over 20 years. The latest generation integrates a suite of design enhancements engineered to deliver improved strength, easier operation, and increased durability on the job.

The Century VLA (Very Low Angle) carrier is engineered to simplify loading and transport of low-clearance vehicles and job-site equipment. The VLA's design allows the deck to roll nearly flat to the ground, delivering smooth, controlled loading with minimal approach height.

In addition, our Holmes® and Century® brands are associated with four major innovations in the industry: the rapid reverse winch, the tow sling, the hydraulic lifting mechanism, and the underlift with parallel linkage and L-arms.

The manufacturing process for our products consists primarily of cutting and bending sheet steel or aluminum into parts that are welded together to form the wrecker, car carrier body, or trailer. We also produce wrecker bodies using composites and other non-metallic materials, which reduce the vehicle body weight and increase fuel efficiency. After the frame is formed, components such as hydraulic cylinders, winches, valves, and pumps that are purchased by us from third-party suppliers, are attached to the frame to form the completed wrecker or car carrier body. The completed body is either installed by us or shipped by common carrier to a distributor where it is then installed on a chassis. Generally, the wrecker or car carrier bodies are painted, and towing operators can select customized colors to coordinate with chassis colors or customer fleet colors. To the extent final painting is required before delivery, we either complete such painting or contract with independent paint shops for such services.

We continue to invest in expansion and modernization of our manufacturing facilities. These projects include increasing our manufacturing production capacity, installing sophisticated robotics, and implementing other advanced technologies to optimize our manufacturing processes.

As part of our focus on robotics, we are currently upgrading our robotic cell in our Pennsylvania facility to optimize production capacity and streamline our assembly line. We have also added several other robotic processes at our other locations, as well as first-class paint facilities, and automated material handling systems.

In March 2025, our Board of Directors authorized approximately $9.1 million (€8.0 million) for an expansion at one of our facilities in France. During the second half of 2025, work was performed to prepare the site and finalize the design. Construction for this project is expected to commence during the second quarter of 2026.

In March 2026, our Board of Directors authorized a plant expansion at our Ooltewah, TN, facility which we expect will improve our flexibility and enhance production capacity. We anticipate the cost of this project to be approximately $100.0 million and for the building project to commence in late 2026.

CUSTOMERS

We sell our products to a diverse network of independent distributors, consisting of approximately 76 distributor locations in North America, that serve all 50 states, Canada and Mexico, and over 30 distributors that serve other foreign markets. These distributors then sell our products to end-users. Our long-standing relationships with our distributors give them a deep knowledge of our products and our corporate culture, allowing them to effectively promote our products to end-users. Our diverse network of distributors lessens our dependence on any particular distributor.

In 2025, no distributor accounted for more than 10% of our consolidated total sales and we do not consider our business to be materially dependent on any single customer.

We engage sales representatives who provide sales support to our entire network of independent distributors. Sales representatives receive commissions on direct sales based on product type and brand and generally are assigned specific territories in which to promote sales of our products and to maintain customer relationships. To support sales and marketing efforts, we produce demonstrator models that are used by our sales representatives and independent distributors.

In addition to providing services to our network of independent distributors, our sales representatives sell our products to various governmental entities, including the U.S. federal government and foreign governments, through prime contractors. We routinely respond to requests for proposals or bid invitations in consultation with our local distributors. Our products have been selected by the United States General Services Administration as an approved source for certain federal and defense agencies. We intend to continue to pursue federal, state, local, and foreign government contracting opportunities.

The towing and recovery equipment industry places heavy marketing emphasis on product exhibitions at national, regional, and international trade shows. To focus our marketing efforts and to control marketing costs at major trade shows, we work with our network of independent distributors to concentrate on various regional shows.

SUPPLIERS

We purchase raw materials and component parts from several sources. Although we have no long-term supply contracts, management believes we have good relationships with our primary suppliers. In recent years prices have fluctuated significantly, and supply chain challenges have been severe. Prior to these challenges, we have generally experienced no significant interferences in obtaining adequate supplies of raw materials and component parts to meet the requirements of our production schedules, and found the materials used in the production of our products to be available at competitive prices from an adequate number of alternative suppliers. Future supply chain challenges or disruptions could occur that again put our business at risk.

Some of our suppliers have implemented pricing adjustments and passed through tariff-related cost increases in response to changes in U.S and foreign trade policies over the last year. The Company has implemented price increases to recover known tariff-related costs. However, future additional tariffs or changes to existing tariffs could result in additional cost increases. We continue to seek alternative suppliers to reduce the impact of existing tariffs.

COMPETITION

We operate in a highly competitive environment in the manufacturing and selling of towing and recovery equipment. We compete on many levels, including product quality and innovation, reputation, technology, customer service, product availability, and price, with an emphasis on product quality, innovation, and customer service. Accordingly, we have invested substantial resources and time into building and maintaining strong relationships with distributors.

Our marketing strategy is to continue to compete primarily on the basis of quality and reputation rather than solely on the basis of price, and to continue to target the growing group of professional towing operators who recognize the quality of our products.

Traditionally, the capital requirements for entry into the towing and recovery manufacturing industry have been relatively low. Management believes a manufacturer's capital resources and access to technological improvements have become a more integral component of success in recent years. Certain of our competitors may have greater financial and other resources and may provide more attractive dealer and retail customer financing alternatives than we do.

BACKLOG

We produce virtually all of our products to order. The backlog of orders represents customer purchase orders that have been received but not yet fulfilled as of the reporting date. Backlog can fluctuate for a number of reasons including adjustments based on changes in customer requirements, pricing actions, manufacturing and shipping schedules, cancellation and/or rescheduling of orders from our customers, timing of when they are originally placed, and when we are able to fulfill them.

During fiscal 2025, our backlog of manufactured equipment was impacted by the inflated inventory in our distribution channels, which led us to reduce the production of manufactured units in the second half of the year. With the reduction of these inventory levels and the normalization of inventory in our distribution channel, we expect to return to a steady flow of manufactured equipment and chassis deliveries in fiscal 2026. While management regularly reviews the backlog and assesses its ability to fulfill customer orders within a reasonable period of time, it is possible that the availability of raw materials, component parts or chassis, inflationary cost pressures, new or additional tariffs, or new or ongoing military conflicts, such as the military conflicts in the Middle East and Ukraine, or other factors beyond our control, could cause further delays in delivery and an inability to complete customer orders. The level of backlog at any particular time may not be an appropriate indicator of our future operating performance.

PRODUCT WARRANTIES AND INSURANCE

The Company generally offers a 12-month limited manufacturer's product and services warranty for products sold to customers on our wrecker and car carrier products. These warranties generally provide for failed parts or components. Our independent distributors typically perform warranty repair work, rather than shipping products back to us. The independent distributors then submit claims (invoices) for warranty reimbursement for the cost of parts and labor.

At the time of sale, we record an accrual on manufactured products for estimated costs in connection with forecasted future warranty claims. Our estimate of the cost of future warranty claims is based primarily on the estimated number of products under warranty, historical average costs incurred to service warranty claims, the trend in the historical ratio of claims, and the historical length of time between the sale and resulting warranty claim.

The Company maintains general liability and product liability insurance coverage to mitigate liability claims. Management believes that the combination of warranty provisions and product liability insurance provides adequate coverage to address potential liabilities arising from our limited manufacturer's product and services warranties.

HUMAN CAPITAL MANAGEMENT

Employees

As of December 31, 2025, we employed approximately 1,535 employees globally, of which 99.5% are full-time employees. None of our employees are covered by collective bargaining agreements or similar representation in the United States; however, employees have certain similar representation provided by their respective government's employment regulations based outside of the United States. We consider our employee relations generally to be good.

Culture and Talent

Culture

The Company's culture is rooted in our values and behaviors, based on treating others the way we would like to be treated and fostering a work environment that is inclusive, fair, engaged, and where all employees have equal opportunity to succeed. In addition, our Code of Business Conduct and Ethics is intended to reinforce our core values of respect, integrity, collaboration, innovation, trust, and excellence throughout our operations. Providing a positive work environment supports our ability to attract, retain, and develop our employees and enables business performance. Our commitment to fostering a positive work culture and ongoing focus on our workforce is evidenced by high retention rates and long tenure of our employees.

Professional Development

To facilitate talent attraction and retention, we provide training programs that address skill shortages in our workforce, foster career development, and encourage proper use of technology and resources. These programs include our Welding School that teaches employees how to read blueprints, interpret weld symbols, and learn welding techniques. In addition, the Front-Line Leadership Academy was created to develop high-potential employees for future leadership roles in the Company, and to provide change management, decision making, and problem-solving skills to future leaders. We have also established a tuition reimbursement program for continuing education, including undergraduate and graduate degrees or certifications and licenses relevant to the business.

Competitive Pay and Employee Benefits

Our employees are essential to our success, and we strive to offer comprehensive and competitive wages and benefits, as well as various wellness initiatives. The benefits we offer include, but are not limited to, comprehensive medical coverage, short-term and long-term disability, life insurance, wellness screening, dental coverage, paid time off, incentive programs, an employee assistance program, access to telehealth services, and a U.S. 401(k) plan with a Company match. To ensure our pay rates for our employees remain competitive, we periodically perform compensation studies.

Employee Engagement

Miller Industries solicits feedback and suggestions from employees through various mechanisms, including an "open door" policy, utilizing an employment engagement and communication specialist who is dedicated to communication with our employees, and employee engagement surveys conducted by a third party. As a result of employee engagement surveys, the Company has launched "Link Up" (a townhall event for leadership to provide brief updates on the business), increased the Team Leader-to-employee ratio on the production floor to improve on-the-job training, improved overall employee safety through various internal initiatives, provided a six-week Team Leader Bootcamp Training program, and started the Front-Line Academy to provide in-house professional development opportunities.

We have invested substantial time and resources in recent years to optimize employee engagement, productivity, and safety of our workforce, which we believe is the foundation upon which we can maintain our competitive advantages in product quality and customer service.

Equity, Inclusion, and Non-Discrimination

At Miller Industries, we are focused on building an inclusive workplace that values the unique perspectives, experiences, and contributions of all our employees.

Our initiatives are sponsored by our senior executives and our Human Resources ("HR") organization, and are designed to promote a culture of equity and inclusion.

We are committed to equal employment opportunity and non-discrimination in all aspects of employment. We also monitor pay equity, which guides the ongoing analysis and benchmarking to help inform us of our salary and compensation practices. We define pay equity as equal pay for people of all gender identities and ethnicities who are performing substantially similar work. Some of the things we consider include job-related skills, tenure, experience, education level, performance rating, and geography.

Worker Health and Safety

The health, safety, and security of our employees and contractors is a priority for us. We employ systems designed to continually monitor our facilities and work environment to promote worker safety, and identify, prevent, or mitigate any potential risks. We routinely assess all our facilities to closely monitor adherence to established security and safety standards. Our workers receive specialized training related to their role, work setting, and equipment used in their work environment. We update relevant safety training modules, which may include new training programs as our processes evolve.

For more information on our approach to human capital management, please refer to our periodic Corporate Social Responsibility Report, which is available on our website – *www.millerind.com*.

INTELLECTUAL PROPERTY RIGHTS

Our development of the underlift parallel linkage and L-arms, at the time, was considered one of the most innovative developments in the wrecker industry. This technology continues to be significant because it allows the damage-free towing of aerodynamic vehicles made of lighter weight materials. This technology, particularly the L-arms, is still used in a majority of commercial wreckers today. Our patents on the L-arms have expired, but we hold a number of utility and design patents for our products. We have also obtained the rights to use and develop certain technologies owned or patented by others.

Our trademarks "M®" (stylized), "Miller Industries®" (with a stylized "M"), "Century®", "Holmes®", "Champion®", "Challenger®", "Pro Star®", "Street Runner®", "Vulcan®", "Right Approach®", and "Extreme Angle®", among others, are registered with the United States Patent and Trademark Office. Management believes our trademarks are well-recognized by dealers, distributors, and end-users in their respective markets and are associated with a high level of quality and value.

GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS

Our business is highly regulated in the United States, at both the federal and state level, and in foreign countries. In addition to the government regulations discussed below, we are also subject to laws and regulations relating to, among other things, labor and employment practices, health and safety, customs and trade regulation, competition and taxation. It is our policy and practice to comply with all government regulations applicable to our business.

Environment

Our operations are subject to federal, state, and local laws and regulations governing the protection of the environment, including laws and regulations governing the generation, storage, handling, emissions, transportation, and discharge of materials into the environment. The costs of complying with such environmental protection laws and regulations have not had a material adverse impact on our financial condition or results of operations in the past, but we may be subject to other more stringent environmental laws in the future. Our facilities and operations could also be subject to regulations related to climate change, and climate change (or events caused by climate change) may also have an impact on the Company's operations. However, these impacts are uncertain, and the Company cannot predict with confidence the nature and scope of those impacts.

In addition, laws and regulations intended to achieve the goal of reducing engine emissions associated with the operation of commercial vehicles were being phased in prior to June 2025. For example, the California Air Resources Board's ("CARB") Advanced Clean Trucks regulation, which was also adopted by several other states, requires manufacturers, including truck body chassis manufacturers that supply to us, to sell an increasing percentage of zero-emission or near zero-emission medium- and heavy-duty trucks into the California market starting in the 2024-2026 model years, ending with a 100% sales requirement in the 2036 model year. Relatedly, CARB's Advanced Clean Fleets regulation sets requirements for organizations to reduce the overall emissions of the vehicle fleets they operate, which affects our customers who own and operate fleets in California. These regulations are intended to drive larger market penetration of zero-emission commercial trucks. There are currently multiple efforts underway which seek to prevent or delay some or all of CARB's regulations from taking effect or otherwise seek relief from such regulations. Most notably, the Advanced Clean Trucks regulation requires a preemption waiver from the Environmental Protection Agency (the "EPA"). In April of 2023, the EPA granted this waiver for the Advanced Clean Trucks regulation. However, in May 2024, the EPA announced that it was repealing its prior findings that greenhouse gas emissions endanger public human health and that vehicle emissions contribute to that endangerment (the "Endangerment Finding"). In addition, Congress passed several Congressional Review Act resolutions revoking EPA preemption waivers, including for the Advanced Clean Trucks regulation, which were signed into law on June 12, 2025. These waivers were the basis of CARB's ability to enact its own engine emissions regulations. The EPA's repeal of the Endangerment Finding and Congress' rescission of CARB's federal preemption waivers are subject to multiple legal challenges, and it is unclear when such challenges will be resolved. Additionally, the Advanced Clean Fleets regulation also requires an EPA waiver. In January 2025, CARB withdrew its request for a waiver with respect to the Advanced Clean Fleets regulation.

Compliance with these regulations negatively impacted customer demand during 2024 and through the third quarter of 2025 and is expected to continue to negatively impact customer demand in this market, which has had a material adverse effect on our results of operations, financial condition, and cash flows. However, with the EPA and Congress either revoking, or being unwilling to grant, necessary federal preemption waivers under these and other CARB regulations and states pushing to limit their impact, we believe the effects of these regulations could lessen in 2026. If CARB were to ultimately prevail in its legal challenges against Congress' recission of the EPA's federal preemption waivers, it would likely require the adoption of new laws and regulations by CARB and the other participating states, and we cannot predict at this time whether any such new laws and regulations would have an adverse impact on our business.

Government Programs

We act as a subcontractor for certain U.S. and other government programs. As a result, we are subject to regulations and requirements of the U.S. and other government agencies and entities that govern these programs, including with respect to the award, administration, and performance of contracts under such programs.

Privacy, Data Protection, and Cybersecurity

We are subject to various federal, state, and non-U.S. laws and regulations related to privacy, data protection, and cybersecurity, including the European Union's General Data Protection Regulation (the "GDPR"), and U.S. state laws such as California's Consumer Privacy Act of 2018. These state laws require an information security program based on an ongoing risk assessment, overseeing third-party service providers, investigating data breaches, and notifying regulators of a cybersecurity event. The GDPR and the California Consumer Privacy Act of 2018 grant individuals the right to request that a company delete or de-identify their personal information. There is a strong possibility that other states, including states in which we transact business, will enact their own data security regulations and privacy laws.

Sourcing of Minerals

We are subject to the additional diligence and disclosure requirements adopted by the Securities and Exchange Commission (the "SEC") related to certain minerals sourced from the Democratic Republic of Congo or adjoining countries in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act. The SEC rules impose these obligations with respect to "conflict minerals" defined as tin, tantalum, tungsten, and gold, which are necessary to the functionality of a product manufactured, or contracted to be manufactured, by an SEC reporting company. If any "conflict minerals" that are necessary to the functionality of a product manufactured by an SEC reporting company originated in the Democratic Republic of Congo or an adjoining country, the rules require the issuer to prepare and file a report addressing its efforts to exercise due diligence on the source of such "conflict minerals" and their chain of custody. In addition to the SEC regulation, the European Union adopted new requirements for European Union importers of conflict minerals, which went into effect on January 1, 2021, and that may impact and increase the cost of our conflict minerals compliance program.

Regulation of Warranties

We are subject to the Magnuson-Moss Warranty Federal Trade Commission Improvement Act which regulates the description of warranties on products. The description and substance of our warranties are also subject to a variety of federal, state, and foreign laws and regulations applicable to the manufacturing of vehicle components. Management believes that continued compliance with various government regulations will not materially affect our operations.

Anti-Corruption and Anti-Bribery Laws

We are subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and other laws that generally prohibit the making or offering of improper payments to foreign government officials and political figures for the purpose of obtaining or retaining business or to gain an unfair business advantage, and laws that prohibit commercial bribery.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Our executive officers are appointed annually by our Board of Directors and our directors are elected annually by our shareholders. All officers serve until their successors are duly chosen or elected and qualified, except in the case of earlier death, resignation, or removal.

William G. Miller II is the son of William G. Miller. Other than Messrs. Miller and Miller II, there are no family relationships among the executive officers, directors, or nominees for director, nor are there any arrangements or understandings between any of the executive officers and any other persons pursuant to which they were selected as executive officers.

Information with respect to our executive officers as of February 27, 2026, is as follows:

WILLIAM G. MILLER

Chairman of the Board of Directors

Mr. Miller, age 79, has served as Chairman of the Board of Directors since April 1994. Mr. Miller served as President and Chief Executive Officer from 1994 to 1996 and as Chief Executive Officer from 1996 to 1997. Mr. Miller also served as Co-Chief Executive Officer from October 2003 to March 2011. Mr. Miller served as Chairman and President of Miller Group from 1990 to 1993 and as Chairman and CEO of Miller Group from 1993 to 1994. Prior to 1987, Mr. Miller served in various management positions for Bendix Corporation, Neptune International Corporation, Wheelabrator-Frye, Inc., and The Signal Companies, Inc.

WILLIAM G. MILLER II

President and Chief Executive Officer

Mr. Miller II, age 47, has served as a director since May 2014, our Chief Executive Officer since March 2022 and President since March 2011, after serving as Co-Chief Executive Officer from December 2013 to March 2022 and as a Regional Vice President of Sales of Miller Industries Towing Equipment Inc. from November 2009 to February 2011. Mr. Miller II also served as Vice President of Strategic Planning of the Company from October 2007 until November 2009, as Light-Duty General Manager from November 2004 to October 2007, and as a Sales Representative of Miller Industries Towing Equipment Inc. from 2002 to 2004.

DEBORAH L. WHITMIRE

Executive Vice President, Chief Financial Officer and Treasurer

Ms. Whitmire, age 60, has served as our Executive Vice President, Chief Financial Officer and Treasurer since January 2017, after serving as our Vice President and Corporate Controller from January 2014 to December 2016 and Corporate Controller to Miller Industries Towing Equipment Inc. from March 2005 to January 2014. From April 2000 to March 2005, Ms. Whitmire also served as Director of Finance – Manufacturing to Miller Industries Towing Equipment Inc. In addition, Ms. Whitmire served as Controller to Miller Industries Towing Equipment Inc. from October 1997 to April 2000 and Accounting Manager to Miller Industries Towing Equipment Inc. from October 1996 to October 1997.

JEFFREY I. BADGLEY

President of International and Military

Mr. Badgley, age 73, has served as our President of International and Military since March 2022. Prior to serving as President of International and Military, Mr. Badgley served in various executive positions, including Chief Executive Officer (1997 – 2003; 2011 – 2013), Co-Chief Executive Officer (2003 – 2011; 2013 - 2022), President (1996 – 2011), and Vice President (1994 – 1996). In addition, Mr. Badgley served as a director from 1996 to 2014 and as Vice Chairman of the Board of Directors from 2011 to 2014. Mr. Badgley also served as Vice President to Miller Industries Towing Equipment Inc. from 1988 to 1996 and has been their President since 1996.

FRANK MADONIA

Executive Vice President, Secretary and General Counsel

Mr. Madonia, age 77, has served as our Executive Vice President, Secretary and General Counsel since September 1998. From April 1994 to September 1998 Mr. Madonia served as our Vice President, General Counsel and Secretary. Mr. Madonia served as Secretary and General Counsel to Miller Industries Towing Equipment Inc. since its acquisition by Miller Group in 1990. From July 1987 through April 1994, Mr. Madonia served as Vice President, General Counsel and Secretary of Flow Measurement. Prior to 1987, Mr. Madonia served in various legal and management positions for United States Steel Corporation, Neptune International Corporation, Wheelabrator-Frye, Inc., and The Signal Companies, Inc.

JOSIAS W. REYNEKE

Vice President and Chief Information Officer

Mr. Reyneke, age 69, has served as our Vice President since March 2021 and our Chief Information Officer since January 2017, after serving as our Vice President of Operations to Miller Industries Towing Equipment Inc. from July 2011 to December 2016. From 2002 to 2011, Mr. Reyneke served as Director of Management Information Systems and Materials of Miller Industries Towing Equipment Inc. Mr. Reyneke joined Miller Industries Towing Equipment Inc. as a consultant in 1997 to assist with the implementation of an enterprise resource planning system and was subsequently offered the position of Director of Management Information Systems in 1998, a position he held until 2002. Prior to 1998, Mr. Reyneke also served in various management positions for SE Technologies, Wheels of Africa, and Toyota South Africa.

VINCE TIANO

Vice President and Chief Revenue Officer

Mr. Tiano, age 61, has served as our Vice President and Chief Revenue Officer since January 2021. From May 1997 to December 2020, Mr. Tiano served as Vice President of Sales for Miller Industries Towing Equipment, Inc.

AVAILABLE INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports are available free of charge on our website (www.millerind.com), under the "Investors — Filings — Annual Reports" caption, as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The SEC also maintains a website (www.sec.gov) where you can search for annual, quarterly, and current reports, proxy and information statements, and other information regarding us and other public companies.

Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters of the Audit, Compensation, and Governance & Sustainability Committees of the Board of Directors are also available on our website.

ITEM 1A.   RISK FACTORS

In addition to the information discussed elsewhere in this Form 10-K, you should carefully consider the following risk factors, as well as additional factors not presently known to us or that we currently deem to be immaterial, which could materially affect our business, liquidity, financial condition, and/or results of operations in future periods.

Risks Relating to Our Operations

Our dependence upon outside suppliers for component parts, chassis and raw materials, including aluminum, steel, and petroleum-related products, leaves us subject to changes in price and availability (including as a result of tariffs), the cadence and quantity of deliveries from our suppliers, and delays in receiving supplies of such materials, component parts or chassis.

We are dependent upon outside suppliers for our raw material needs, other purchased component parts, and chassis. Prices, availability and the timing of delivery of these raw materials, purchased component parts, and chassis are subject to substantial fluctuations that are beyond our control due to factors such as changing economic conditions, the level of tariffs that the U.S. imposes on imported steel, aluminum, and other commodities or component parts, any retaliatory actions taken by foreign governments and any resulting trade wars, inflation, governmental regulations (including CARB's Advanced Clean Trucks regulation), currency and commodity price fluctuations, resource availability, transportation costs, weather conditions or events and natural disasters, civil and political unrest and instability, acts of terrorism, war (such as the ongoing military conflicts in the Middle East and Ukraine) and other factors impacting supply and demand pressures. Sporadic deliveries, significantly elevated delivery quantities, and delays in shipments of our raw materials, purchased component parts, including chassis, and government actions related to tariffs on imports and trade policies have previously adversely impacted, and have the potential to further impact our revenues, results of operations and financial condition.

As a result of our supply chain challenges in recent years, it has become more difficult to accurately forecast, purchase, warehouse, and transport - to our manufacturing facilities and to our distribution partners - purchased materials, component parts, and chassis at optimal volumes. If we are unable to accurately match the timing and quantities of component purchases, including chassis, to our actual needs or successfully manage our inventory or our workforce to adapt to the increased complexity in our supply chain, we may incur unexpected inventory buildup in our distribution channel. A mismatch in the timing and quantities of component purchases, including with respect to chassis, that results in a significant inventory buildup in our distribution channel has resulted, and could continue to result, in reduced sales, as our distribution partners work through any such inventory buildup in the field. In addition, if we experience shortages or delays in receiving raw materials, component parts, and chassis, we may also incur unexpected production disruption, as well as storage, transportation, and labor costs, which could have a material adverse effect on our financial condition and results of operations. In addition, we may not be able to meet our customers' delivery schedules and could face the loss of orders or customers as a result of any resulting production disruptions.

Our third-party suppliers' ability to supply us with component parts and chassis is limited by their available capacity to manufacture the component parts and chassis we require, and to secure adequate freight capacity to deliver them to our facilities. Various supply chain disruptions in 2024 continued to impact our ability to obtain certain raw materials, purchased component parts and chassis from third party suppliers, resulting in substantial price increases through the third quarter of 2025. Additionally, in the fourth quarter of 2023 and during 2024, we and, in turn, our distribution partners, also experienced significantly elevated levels of chassis shipments earlier than expected that resulted in a buildup of inventory in our distribution channel during the first half of 2024. While we slowed chassis deliveries in the second half of 2024 and throughout 2025 to allow our distributor network to work through the inventory already in the distribution channel, we could continue to experience such difficulties in 2026. These supply chain difficulties have had, and are anticipated to continue to have, a material adverse impact on our profitability and results of operations.

Delays in deliveries of our finished products due to delays of purchased component parts and chassis used in our products could also adversely affect future demand for our products if our customers reduce their purchase levels with us and/or seek alternative solutions to meet their demand. If these delays, limitations on availability and price increases for raw materials, purchased component parts, and chassis continue, recur or worsen, they will continue to have a material adverse effect on production at our facilities.

In fiscal 2025, the U.S. government imposed additional tariffs on a significant number of countries and threatened to further increase the scope and amount of tariffs in the event of retaliatory countermeasures. These new tariffs have had, and may continue to have, an impact on our supply chain, customer demand, and our financial condition and results of operations. In February 2026, the U.S. Supreme Court ruled that certain tariffs imposed under the International Emergency Economic Powers Act were invalid, but the decision did not affect existing Section 232 tariffs on steel and aluminum. As a result, there may be increased reliance on, expansion of, or changes to Section 232 tariffs or other trade measures, which could increase our tariff exposure and adversely affect our supply chain, profitability, and results of operations. Accordingly, the future of existing tariffs, and the possibility of new tariffs, remains uncertain. Additionally, further changes in U.S. and foreign government trade policies, future modifications to existing trade agreements, and further restrictions on free trade, could introduce additional uncertainty. Any continued escalation of trade tensions, additional tariffs, retaliatory measures by foreign governments, or shifts in U.S. or international trade policies could again adversely impact our supply chain and increase costs of component parts, chassis and raw materials, such as steel, aluminum, and petroleum-related products. A trade war or other further significant changes in trade regulations could have an adverse effect on our business and results of operations. We also continue to monitor the impact of the conflicts in the Middle East and Ukraine on our fuel costs and supply chain for materials and component parts, particularly with respect to steel and items with substantial steel content.

Most recently, the price of fuel surged in March 2026, after U.S. and Israeli strikes on Iran, and retaliatory strikes by Iran on, among others, Israel, Saudi Arabia, the United Arab Emirates, and international shipping vessels in the Strait of Hormuz, through which approximately 20% of the world's oil and gas is transported. A prolonged conflict with Iran could drive fuel prices even higher.

Shortages and price increases and/or delays or unexpected cadence or quantities in the deliveries of, our raw materials and purchased component parts, including chassis, have had, and could continue to have, a material adverse effect on our profitability, financial performance, competitive position and reputation.

Demand from our customers and towing operators is affected by the availability of capital and access to credit, as well as rising costs of equipment ownership (including as a result of rising insurance costs).

The ability of our customers and towing operators to purchase our products is affected by the availability of capital and credit to them. Our independent distributor customers rely on floor plan financing in connection with the purchase of our products, and the availability of that financing on acceptable terms has a direct effect on the volume of their purchases. More restrictive lending practices in conjunction with continuing increases in the cost of such financing can prevent distributors from carrying adequate levels of inventory, which limits product offerings available to the end-customer and could lead to reduced sales of our products. Additionally, in many cases, a towing operator's decision to purchase our products from one of our distributors is dependent upon their ability to obtain financing on acceptable terms. Volatility in the capital markets and changing interest rates have increased the cost of borrowing for our customers and towing operators. In the past, such volatility and disruptions to the capital and credit markets, principally in the U.S. and Europe, have decreased the availability of capital to, and credit capacity of, our customers and towing operators. In addition, in the past, certain providers of floor plan financing have exited the market, which made floor plan financing increasingly difficult for our independent distributor customers to secure at those times. This reduced availability of capital and credit has negatively affected the ability and capacity of our customers and towing operators to purchase towing and related equipment. This, in turn, has negatively impacted sales of our products. If interest rates rise and our customers are unable to access capital or credit, it could materially and adversely affect our ability to sell our products, and as a result, could negatively affect our business and operating results.

In addition, the rising costs of equipment ownership have been, and could continue to be, a significant challenge for end-market users that could in the future impact customer demand for our products. For example, insurance premiums on our end-users' trucks have increased, interest rates on new equipment have risen, and the value of used trucks has fluctuated, affecting trade-in values and new equipment purchases. These rising costs of equipment ownership continue to pressure our customers. Any continuation or worsening of the costs of equipment ownership could negatively impact customer demand for our products and have a material adverse impact on our profitability and results of operations.

Macroeconomic trends, availability of financing, and changing interest rates, have and could continue to, adversely affect our business, results of operations or financial condition, as well as our customers' ability to fund purchases of our products.

Worldwide economic and political conditions and other factors, such as changes in trade policies and tariffs, restrictive monetary and fiscal policy, political instability, military hostilities (such as the conflicts in Ukraine and the Middle East), domestic and global inflationary trends, global supply shortages, interest rate volatility, government shutdowns, and potential instability in the global banking system have, from time to time, contributed to significant domestic and global inflation. For example, from 2021 to 2023, there was a significant rise in inflation, and the Federal Reserve Board, along with other central banks, raised certain benchmark interest rates in an effort to combat it. Although the U.S. Federal Reserve and the Bank of England have reduced benchmark interest rates between September 2024 and December 2025, such benchmark rates remain elevated relative to recent historical standards. The impact of the lowering of interest rates on the levels of inflation in the U.S., U.K. and Europe is uncertain. In Europe, rising energy costs as a result of supply disruptions and increased winter demand for heating could place strain on our operations and our suppliers' ability to maintain current production levels. Across the U.K. and Europe, rising energy costs as a result of supply disruptions could result in nations or regions enacting emergency energy related policies, limiting energy availability for our manufacturing facilities in the United Kingdom, Italy and France. The impact of these macroeconomic developments on our operations cannot be predicted with certainty. While we have attempted to pass increased costs on to our customers in the past, there can be no assurances that we will be able to continue doing so in the future. Sustained price increases, surcharges or price inflation (or inflation pressure generally), in turn, may lead to declines in volume, and while we seek to project tradeoffs between price increases, surcharges and inflation, on the one hand, and volume, on the other, there can be no assurance that our projections will prove to be accurate.

Furthermore, a decline of the United States' credit rating or a recession in global or regional economy could negatively impact our business, financial condition, and liquidity. Any potential inflation or further pressure on credit markets could also adversely affect our and our customers' ability to continue to access preferred sources of liquidity resulting in increased borrowing costs.

Our business operations are subject to various international political, economic and other uncertainties, including any new or increased tariffs, any trade restrictions, or new or ongoing military conflicts, that could materially adversely affect our business results.

Historically, a portion of our net sales occur outside the United States, primarily in Europe. We also have manufacturing operations in Norfolk, England, Cuneo, Italy, and in the Lorraine region of France. As such, our operations are subject to various international political, economic and other uncertainties, including risks of restrictive taxation policies, changing political conditions and governmental regulations and trade policies, including tariffs and or trade restrictions. For example, in fiscal 2025, the U.S. government imposed additional tariffs on a significant number of countries, including with respect to tariffs on steel and aluminum imports, and threatened to further increase the scope and amount of tariffs in the event of retaliatory countermeasures. These additional tariffs have introduced, and a government's future adoption of "buy national" policies or retaliation by another government against such tariffs or policies may continue to introduce, significant uncertainty into the market and may affect the prices and supply of component parts, chassis and raw materials, including aluminum, steel, and petroleum-related products.

There remains uncertainty with regard to the ongoing military conflicts in Ukraine, in the Middle East, and their impact on European and worldwide economic and supply chain conditions. These continued conflicts have created and may continue to create legal, political and economic uncertainties and impacts, including disruptions to trade and free movement of goods, services and people to and from Europe, disruptions to our workforce or the workforce of our suppliers or business partners. All of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

In addition, a portion of our net sales derived outside the United States, as well as salaries of employees located outside the United States and certain other expenses, are denominated in foreign currencies, including the British pound sterling and the euro. We are, therefore, subject to risk of financial loss resulting from fluctuations in exchange rates of these currencies against the U.S. dollar. For example, the United Kingdom's "Brexit" from the European Union has caused, and may continue to result in, significant volatility in global stock markets and currency exchange rate fluctuations of the U.S. dollar relative to other foreign currencies in which we conduct business, including both the British pound sterling and the euro.

In addition, political and civil unrest, terrorist acts, military conflicts, including the ongoing military conflicts in Ukraine and the Middle East, and public health crises and disease outbreaks, such as the COVID-19 pandemic, have increased the risks of doing business abroad in general.

Increases in the cost of skilled labor could adversely impact our business and profitability.

The timely manufacture and delivery of our products requires an adequate supply of skilled labor, and the operating costs of our manufacturing facilities can be adversely affected by increasing labor costs in skilled positions. Accordingly, our ability to increase or maintain our current levels of sales, productivity and net earnings will be limited to a degree by our ability to control the costs of skilled laborers necessary to meet our requirements. We must attract, train and retain skilled employees while controlling related labor costs and maintaining our core values, including safety standards. Our ability to control labor costs is subject to numerous external factors, including the limited supply of available skilled labor for hire, prevailing wage rates, increases in healthcare and other enhanced employee benefits, in addition to cost increases associated with employee recruitment.

The market for qualified talent continues to be competitive and we must ensure that we continue to offer competitive wages, benefits and workplace conditions to retain qualified employees. In recent years we have experienced substantial increases in employee wages in order to retain and recruit a talented workforce. This trend may continue over the near term, and possibly longer. We continue to monitor our labor costs and attempt to mitigate the risk associated with employee turnover through increased recruiting, training, and retention efforts. The impact of these disruptions remains largely out of our control, and these factors may continue to have a material adverse impact on our profitability and results of operations.

We invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements. There can be no assurance that we will be able to maintain an adequate skilled labor force necessary to efficiently operate our facilities. In addition, while our employees are not currently members of a union, there can be no assurance that the employees at any of our facilities will not choose to become unionized in the future.

Our business is subject to the cyclical nature of our industry and changes in consumer confidence and in economic conditions in general. Adverse changes or continued uncertainty with respect to these factors may lead to a downturn in our business.

The towing and recovery industry is cyclical in nature. Historically, the overall demand for our products and our resulting revenues have at times been negatively affected by wavering levels of consumer confidence, volatility and disruption in domestic and international capital and credit markets, the resulting decrease in the availability of financing for our customers and towing operators, and the overall effects of global economic conditions. We remain concerned about the potential effects of these factors on the towing and recovery industry, and we continue to monitor our overall cost structure to see that it remains in line with business conditions. A prolonged economic downturn, including as a result of civil or political unrest, terrorist acts, military conflicts, weather events, natural disasters, outbreaks of disease, or other public health crises, and slow or negative growth in the domestic and global economy, could have a material adverse effect on our business, financial condition and results of operations for the foreseeable future.

Our sales to U.S. and other governmental entities through prime contractors are subject to special risks.

We act as a subcontractor for certain U.S. and other government programs. As a result, we are subject to extensive regulations and requirements of the U.S. and other government agencies and entities that govern these programs, including with respect to the award, administration, and performance of contracts under such programs. Our U.S. and other government business is subject to the following risks, among others: (i) this business is susceptible to decreases in government spending, which may reduce future revenues; (ii) most of our contracts with governmental entities through prime contractors are fixed-price contracts, and our actual costs on any of these contracts could exceed our projected costs; (iii) competition for the award of these contracts is intense, and we may not be successful in bidding on future contracts; and (iv) the products we sell to governmental entities are subject to highly technical requirements, and any failure to comply with these requirements could result in unanticipated retrofit costs, delayed acceptance of products, late or reduced payment, or cancellation of the contract. Our inability to address any of the foregoing concerns could seriously harm our business, financial condition and results of operations.

Overall demand from our customers may be affected by increases in their fuel costs and changes in weather conditions.

In the past, our customers have experienced substantial increases in fuel and other transportation costs. For example, geopolitical developments, such as the military conflicts in the Middle East and in Ukraine, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters, environmental concerns, including the impact of legislative and regulatory efforts to limit greenhouse gas emissions, and public health emergencies, have from time to time disrupted global supply chains and caused increased fuel prices. Most recently, the price of fuel surged in March 2026, after U.S. and Israeli strikes on Iran, and retaliatory strikes by Iran on, among others, Israel, Saudi Arabia, the United Arab Emirates. and international shipping vessels in the Strait of Hormuz, through which approximately 20% of the world's oil and gas is transported. A prolonged conflict with Iran could push fuel prices even higher. Our customers also have, from time to time, been subject to unpredictable and varying weather conditions and severe weather events, such as hurricanes, which could, among other things, impact the cost and availability of fuel and other materials. Any of these factors could negatively affect our customers' capacity for purchasing towing and related equipment, and, consequently, have a material negative effect upon our business and operating results.

Our competitors could impede our ability to attract or retain customers.

The towing and recovery equipment manufacturing industry is highly competitive. Capital requirements for entry into the towing and recovery manufacturing industry have been relatively low, which could result in an increase in the number of competitors entering the industry. Competition for sales exists domestically and internationally at the manufacturer, distributor, and towing-operator levels and is based primarily on product quality and innovation, reputation, technology, customer service, product availability and price. Competition for sales also comes from the market for used towing and recovery equipment. Some of our competitors may have substantially greater financial and other resources and may provide more attractive dealer and retail customer financing alternatives than us. If these competitors are able to make it more difficult for us to attract or retain customers, it could have a negative impact on our sales, revenue and financial performance.

Our brands and reputation are dependent on the continued participation and level of service of our numerous independent distributors.

We sell our products to a diverse network of independent distributors, consisting of approximately 76 distributor locations in North America, that serve all 50 states, Canada and Mexico, and over 30 distributors that serve other foreign markets. These distributors then sell our products to end-users. Because we depend on the pull-through demand generated by end-users for our products, any actions by the independent distributors, which are not in our control, may harm our reputation and damage the brand loyalty among our customer base. In the event that we are not able to maintain our brand reputation because of the actions of our independent distributors, we may face difficulty in maintaining our pricing positions with respect to some of our products or have reduced demand for our products, which could negatively impact our business, results of operations and financial condition. In addition, if a significant number of independent dealers were to terminate their contracts, it could adversely impact our business, results of operations and financial condition.

The catastrophic loss of one of our manufacturing facilities could harm our business, financial condition and results of operations.

While we manufacture our products in manufacturing facilities located in the United States, France, Italy, and the United Kingdom and we maintain insurance covering our manufacturing facilities, including business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss, a catastrophic loss of the use of all or a portion of any one of our manufacturing facilities due to accident, labor issues, weather conditions or events, natural disaster, fire, civil or political unrest, terrorist acts, military conflict, disease outbreaks or other public health crises, or otherwise, whether short- or long-term, could materially harm our business, financial condition, and results of operations. Any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations.

We have made acquisitions in the past, and we remain open to opportunities to make acquisitions in the future, which could involve certain risks and uncertainties.

We expect to continue to pursue additional acquisitions in the future. Acquisitions involve numerous inherent challenges, such as properly evaluating acquisition opportunities, properly evaluating risks and other due diligence matters, ensuring adequate capital availability and balancing other resource constraints. There are risks and uncertainties related to acquisitions, including: our ability to identify suitable acquisition or partnership candidates, prevail against competing potential acquirers or partners, and negotiate and consummate acquisitions or partnerships on terms attractive to us; difficulties integrating acquired operations, personnel, technology and financial and other systems; unrealized sales expectations from the acquired business; unrealized synergies and cost savings; unknown or underestimated liabilities, including inaccurate assessment of undisclosed, contingent or other liabilities; problems and unanticipated costs associated with the acquisition; diversion of management attention from running our existing businesses; incorrect estimates made in accounting for acquisitions, incurrence of non-recurring charges and write-off of significant amounts of goodwill that could adversely affect our financial results; the potential incurrence of indebtedness to fund the acquisition; excess capacity; risks of entering new geographic or product markets; and potential loss of key management, employees or customers of the acquired business. In addition, internal controls over financial reporting of acquired companies may not be up to required U.S. public company standards. Our integration activities may place substantial demands on our management, operational resources, and financial and internal control systems. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business.

Risks Related to Legal, Regulatory, and Compliance Matters

Environmental and health and safety liabilities and requirements could require us to incur material costs.

We are subject to various U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing discharges of pollutants into the ground, air and water; the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste materials; and the investigation and cleanup of contaminated properties. In certain cases, these regulatory requirements may limit the productive capacity of our operations.

In addition, laws and regulations intended to achieve the goal of reducing engine emissions associated with the operation of commercial vehicles were being phased in prior to June 2025. For example, the California Air Resources Board's ("CARB") Advanced Clean Trucks regulation, which was also adopted by several other states, requires manufacturers, including truck body chassis manufacturers that supply to us, to sell an increasing percentage of zero-emission or near zero-emission medium and heavy-duty trucks into the California market starting in the 2024-2026 model years, ending with a 100% sales requirement in the 2036 model year.

Relatedly, CARB's Advanced Clean Fleets regulation sets requirements for organizations to reduce the overall emissions of the vehicle fleets they operate, which affects our customers who own and operate fleets in California. These regulations are intended to drive larger market penetration of zero-emission commercial trucks.

There are currently multiple efforts underway which seek to prevent or delay some or all of CARB's regulations from taking effect or otherwise seek relief from such regulations. Most notably, the Advanced Clean Trucks regulation requires a preemption waiver from the Environmental Protection Agency (the "EPA"). In April of 2023, the EPA granted this waiver for the Advanced Clean Trucks regulation. However, in May 2024, the EPA announced that it was repealing its prior findings that greenhouse gas emissions endanger public human health and that vehicle emissions contribute to that endangerment (the "Endangerment Finding"). In addition, Congress passed several Congressional Review Act resolutions revoking EPA preemption waivers, including for the Advanced Clean Trucks regulation, which were signed into law on June 12, 2025. These waivers were the basis of CARB's ability to enact its own engine emissions regulations. The EPA's repeal of the Endangerment Finding and Congress' rescission of CARB's federal preemption waivers are subject to multiple legal challenges, and it is unclear when such challenges will be resolved. Additionally, the Advanced Clean Fleets regulation also requires an EPA waiver. In January 2025, CARB withdrew its request for a waiver with respect to the Advanced Clean Fleets regulation.

Compliance with these regulations negatively impacted customer demand during 2024 and through the third quarter of 2025 and were expected to continue to negatively impact customer demand, which has had a material adverse effect on our results of operations, financial condition, and cash flows. However, with the EPA and Congress either revoking, or being unwilling to grant, necessary federal preemption waivers under these and other CARB regulations and states pushing to limit their impact, we believe the effects of these regulations could lessen in 2026. If CARB were to ultimately prevail in its legal challenges against Congress' recission of the EPA's federal preemption waivers, it would likely require the adoption of new laws and regulations by CARB and the other participating states, and we cannot predict at this time whether any such new laws and regulations would have an adverse impact on our business.

Environmental and health-related requirements are complex, subject to change, and have tended to become more stringent at the state level in recent years. Future developments could cause us to incur various expenditures and could also subject us to fines or sanctions, obligations to investigate or remediate contamination or restore natural resources, liability for third-party property damage or personal injury claims, and the imposition of new permitting requirements and/or the modification or revocation of our existing operating permits, among other effects. These and other developments could materially harm our business, financial condition and results of operations.

Our facilities and operations could, in the future, be subject to regulations related to climate change, and climate change (or events caused by climate change) may also have some impact on the Company's operations. Any impacts from new laws and regulations that may be adopted in the future are currently uncertain, and the Company cannot presently predict the nature and scope of those impacts.

Failure to comply with domestic and foreign anti-corruption laws could have an adverse effect on our business.

Our domestic and international operations require us to comply with a number of U.S. and international laws and regulations, including those involving anti-bribery and anti-corruption. Failure to comply with the Foreign Corrupt Practices Act, the U.K. Bribery Act, and other foreign anti-bribery laws could have an adverse effect on our business. Violations of these laws, or allegations of such violations, could result in our incurring significant fees and having fines and criminal sanctions imposed on us or our employees, and could adversely impact our business with government entities.

Our future success depends upon our ability to develop or acquire proprietary products and technology and assertions against us relating to intellectual property rights could harm our business.

Historically, we have been able to develop or acquire patented and other proprietary product innovations which have allowed us to produce what management believes to be technologically advanced products relative to most of our competition. While we are continuing to develop new technology and apply for patents, if we are unable to develop or acquire new products and technology in the future, our ability to maintain market share, and, consequently, our revenues and operating results, may be negatively affected.

Our industry is marked by rapid technological developments and innovations (such as the use of artificial intelligence and machine learning) and evolving industry standards. If we are unable to provide enhancements and new features and integrations for our existing platform, develop new products that achieve market acceptance, or innovate quickly enough to keep pace with these rapid technological developments, our business could be harmed.

Third parties may claim that our products infringe their patents or other intellectual property rights. If a competitor were to challenge our patents or assert that our products or processes infringe their patent or other intellectual property rights, we could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease our operations, any of which could be expensive and/or have an adverse effect on our operating results. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources, but also would divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.

Changes in the tax regimes and related government policies and regulations in the countries in which we operate, including the imposition of new or increased tariffs and any resulting trade wars, could adversely affect our results and our effective tax rate.

As a result of our international operations, we are subject to various taxes in both U.S. and non-U.S. jurisdictions. Due to economic and political conditions, tax laws, regulations and rates in these various jurisdictions may be subject to significant change. Our future effective income tax rate could be affected by changes in the mix of earnings in countries with differing statutory tax rates, the adoption of a global minimum tax rate for corporate entities, changes in the valuation of deferred tax assets or changes in tax laws or their interpretation. Changes to long-standing tax principles in the countries in which we operate could adversely affect our effective tax rate or result in higher cash tax liabilities. Increases in our effective tax rate or tax liabilities could have a material adverse effect on us.

The imposition of new tariffs, any increases in existing tariffs, changes in or the repeal of trade agreements or the imposition of any other trade restrictions may increase costs of component parts and raw materials, such as chassis, steel and aluminum, and cause disruptions in our supply chain. Any such developments may also weaken the economies of the countries in which we operate, resulting in lower economic growth rates and weakened demand for our products.

In addition, the provisions of the Inflation Reduction Act ("IRA"), which was enacted in August 2022, include a minimum tax equal to 15% of the adjusted financial statement income of certain large corporations, as well as a 1% excise tax on certain share buybacks by public corporations that would be imposed on such corporations. It is possible that changes under the Tax Cuts and Jobs Act, which was enacted in December 2017, the IRA or other tax legislation could increase our future tax liability, which could, in turn, adversely impact our business and future profitability.

A product warranty or product liability claim in excess of our insurance coverage, or an inability to acquire or maintain insurance at commercially reasonable rates, could have a material adverse effect upon our business.

We are subject to various claims, including product warranty and product liability claims arising in the ordinary course of business, and may, at times, be a party to various legal proceedings incidental to our business. We maintain reserves and liability insurance coverage at levels based upon commercial norms and our historical claims experience. If we manufacture poor quality products or receive defective materials, we may incur unforeseen costs in excess of what we have reserved in our financial statements. A successful product warranty, product liability or other claim brought against us in excess of our insurance coverage, or the inability of us to acquire or maintain insurance at commercially reasonable rates, could have a material adverse effect upon our business, operating results and financial condition. In addition, we are subject to potential recalls of components or parts manufactured by suppliers which we purchase and incorporate into our towing and recovery equipment products, as well as potential recalls of our products from customers to cure manufacturing defects or in the event of a failure to comply with applicable regulatory standards or customers' order specifications. Moreover, the adverse publicity that may result from a product liability claim, perceived or actual defect with our products or a product recall could have a material adverse effect on our ability to market our products successfully.

The effects of regulations relating to conflict minerals may adversely affect our business.

In 2012, the SEC adopted rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act to improve transparency and accountability concerning the supply of certain minerals, known as "conflict minerals", originating from the Democratic Republic of Congo and adjoining countries. These rules could adversely affect the sourcing, availability and pricing of such minerals if they are found to be used in the manufacture of our products, as the number of suppliers who provide conflict-free minerals may be limited. In addition, we have incurred and expect to incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. In addition to the SEC regulation, the European Union adopted new requirements for European Union importers of conflict minerals, which went into effect on January 1, 2021, and that may impact and increase the cost of our conflict minerals compliance program. The Company's supply chain is complex. As a result, we have encountered and continue to expect significant difficulty in determining the country of origin or the source and chain of custody for all "conflict minerals" used in our products and disclosing that our products are "conflict free" (meaning that they do not contain "conflict minerals" that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country). We may face reputational challenges from customers, investors or others if we are unable to verify the origins for all "conflict minerals" used in our products. In such event, we may also face difficulties in satisfying customers who may require that all of the components of our products be certified as conflict mineral free.

RISKS RELATED TO OUR COMMON STOCK

Our stock price may fluctuate greatly as a result of the general volatility of the stock market, or from our involvement with activist shareholders.

From time to time, there may be significant volatility in the market price for our common stock. Our quarterly operating results, changes in earnings estimated by analysts, if any, changes in general conditions in our industry or the economy or the financial markets or other developments affecting us, including our ability to pay dividends, could cause the market price of our common stock to fluctuate substantially.

In addition, we seek to actively engage with shareholders and consider their views on business and strategy. However, we could be subject to actions or proposals from shareholders or others that do not align with our business strategies or the interests of our other shareholders. Publicly traded companies have increasingly become subject to campaigns by activist investors advocating corporate actions such as governance changes, financial restructurings, increased borrowings, special dividends, stock repurchases or even sales of assets or entire companies to third parties or to the activists themselves. Responding to activist investors could be costly and time-consuming, disrupt our business and operations, adversely affect our relationships with our employees, customers, or service providers, and divert the attention of our Board of Directors and senior management. Further, we may be required to incur significant fees and other expenses related to such matters, including fees and expenses for third-party advisors. Perceived uncertainties associated with such activities could interfere with our ability to effectively execute our strategic plan, impact long-term growth, and limit our ability to hire and retain qualified personnel, business partners, customers, and others important to our success. In addition, actions of these shareholders may cause periods of fluctuation in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

Our charter and bylaws contain anti-takeover provisions that may make it more difficult or expensive to acquire us in the future or may negatively affect our stock price.

Our charter and bylaws contain restrictions that may discourage other persons from attempting to acquire control of us, including, without limitation, prohibitions on shareholder action by written consent and advance notice requirements regarding amendments to certain provisions of our charter and bylaws. In addition, our charter authorizes the issuance of up to 5,000,000 shares of preferred stock. The rights and preferences for any series of preferred stock may be set by the Board of Directors, in its sole discretion and without shareholder approval, and the rights and preferences of any such preferred stock may be superior to those of common stock and thus may adversely affect the rights of holders of common stock.

RISKS RELATED TO INDEBTEDNESS AND LIQUIDITY

Our credit facility could restrict our ability to operate our business and failure to comply with its terms could adversely affect our business; our obligations to repurchase products from third-party lenders could adversely impact our future revenues and financial condition.

As of December 31, 2025, we had $30.0 million in outstanding borrowings under our credit facility. Since December 2025, we made additional payments of $10.0 million on our credit facility for a balance of $20.0 million as of February 27, 2026. Our credit facility contains customary representations and warranties, events of default, and financial, affirmative and negative covenants for loan agreements of this kind. In addition, covenants under our current credit facility restrict our ability to pay cash dividends if the Company would be in violation of the minimum tangible net worth test or the leverage ratio test in the current loan agreement as a result of the dividend, among various restrictions. We have been in compliance with these covenants throughout 2025 and anticipate that we will continue to be in compliance during 2026. If we fail to comply with the requirements of our current credit facility, such non-compliance would result in an event of default. If not waived by the bank, such event of default would result in the acceleration of any amounts due under the current credit facility.

We also have certain obligations to repurchase our products repossessed by third-party lenders if our distributors should default in their obligations to those lenders. Such repurchases could result in reduced net revenue in future periods as we resell such products and, if we are unable to sell the products, could adversely impact our financial condition.

We cannot assure you that we will continue to declare dividends on our common stock.

Our Board of Directors approved a dividend policy in 2011 to consider and pay quarterly dividends on our common stock subject to our ability to satisfy all applicable statutory requirements and our continued financial strength. While we currently intend to pay a quarterly dividend on shares of our common stock, to the extent that we have sufficient funds available for such purpose, the declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our Board of Directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our Board of Directors may take into account general and economic conditions, our financial condition and operating results, capital requirements, restrictions in financing agreements and such other factors as they may deem relevant from time to time.

GENERAL RISK FACTORS

A disruption in, or breach in security of, information technology ("IT") systems that we use, or any violation of data protection laws, could adversely impact our business and operations.

We rely on the accuracy, capacity, and security of IT systems, some of which are owned and managed by us and some of which are owned and managed by third parties, to process, summarize, transmit, and store electronic information that is critical to operating our business efficiently and effectively. In the ordinary course of business, we directly or indirectly maintain confidential, proprietary and personal information about, or on behalf of, our business and our potential, current and former customers, suppliers and employees. We rely on these IT systems to protect this information and to keep financial records, process orders, manage inventory, coordinate shipments to customers, and operate other critical functions. These IT systems may be disrupted or fail for a number of reasons, including natural disasters, such as fires; power loss; software "bugs", hardware defects, or employee error and/or malfeasance; compromised or irretrievable backups; wire fraud; or security breaches caused by, among other things, individual and group criminal hacking, computer viruses or malicious codes, malware, ransomware, unauthorized access attempts, denial of service attacks, social engineering schemes, credential theft, phishing scams, exploitation of vulnerabilities in third-party software and systems, or other cyberattacks. IT systems that we use, including those owned and managed by us and those owned and managed by third parties, have experienced cybersecurity threats, attacks and, from time to time, incidents in the past, and we expect that we will continue to be subject to cybersecurity risks in the future. However, to date, based on the information available to us, we believe that these incidents have not had a material impact on our business, operations, or reputation.

Any of these events which deny us use of vital IT systems on which we rely may seriously disrupt our normal business operations. These disruptions may lead to production or shipping stoppages, which may in turn lead to material revenue loss and reputational harm. These cyber threats are diverse and constantly evolving, especially given the advances in, and the rise in the use of, artificial intelligence, thereby increasing the difficulty of preventing, detecting, and successfully defending against them and may be more difficult to detect and mitigate, including as threat actors use artificial intelligence and other advanced tools to enhance attacks and impersonation tactics. Successful cybersecurity breaches could, among other things, disrupt our operations or result in the unauthorized disclosure, theft and misuse of company, customer, employee and/or supplier sensitive and confidential information, all of which could adversely affect our financial condition and results of operations.

Cybersecurity breaches of our IT systems, or of the IT systems of third parties on whom we rely, could require us to provide notice to third parties and could result in legal claims or proceedings, financial liability to other parties, governmental investigations, regulatory enforcement actions, fines and penalties, harm employee morale, and damage our brand and reputation. Although we maintain insurance coverage relating to cybersecurity incidents, we have incurred, and may again in the future, incur costs or financial losses that are either not insured against, or not fully covered through, our insurance. In addition, such insurance may be subject to exclusions, sub-limits and retentions and may become more expensive or less available on acceptable terms.

As technology continues to evolve, we anticipate that we will collect and store even more data in the future and that our systems will increasingly use remote communication features that are susceptible to both willful and unintentional security breaches. We have incurred costs and expect to incur significant additional costs in order to implement security measures that we feel are appropriate to protect our IT systems. However, there is no guarantee that these enhancements and steps will be adequate to mitigate future losses due to IT system disruptions or breaches, or that we will be able to prevent, detect or respond to future incidents in a timely and effective manner. Such a breach could result in theft of our intellectual property or trade secrets and/or unauthorized access to controlled data and personal information, including current and former employee personal information stored in connection with our human resources function. In addition, although we require third party providers to maintain certain levels of security, such providers remain vulnerable to breaches, security incidents, system unavailability or other malicious attacks that could compromise sensitive information.

Any disruption, outage or breach of IT systems that we use could result in interruption of our business operations, damage to our reputation and a loss of confidence in our security measures, all of which could adversely affect our business. In addition, if our systems are improperly implemented, breached, damaged or cease to function properly, we may have to make significant investments to fix or replace them. To the extent that any data is lost or destroyed or any confidential information is inappropriately disclosed or used, it could adversely affect our competitive position or customer relationships, harm our business and possibly lead to significant claims, liability, or fines based upon alleged breaches of contract or applicable laws, which liabilities may not be covered by insurance.

We are also required to comply with increasingly complex and changing laws and regulations enacted to protect business and personal data in the United States and other jurisdictions regarding privacy, data protection and data security, including those related to the collection, storage, use, transmission and protection of personal information and other customer, vendor, or employee data. Regulators globally are also imposing greater monetary fines for privacy violations including the GDPR that became effective in the European Union in 2018. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information, could increase our cost of providing our products and services.

We leverage artificial intelligence in our business, which could result in reputational harm, competitive harm, and legal liability, and adversely affect our business, results of operations and financial condition.

We leverage artificial intelligence, including generative artificial intelligence and machine learning, to support our business operations. We also use products and services from third parties that use integrated artificial intelligence technology. Our competitors or other third parties may incorporate artificial intelligence into their operational processes more quickly or more successfully than us, which could have a material adverse effect on our competitive position, reputation and operations. In addition, there are significant risks involved in developing and deploying artificial intelligence and there can be no assurance that the usage of artificial intelligence will be beneficial to our business, including our efficiency or profitability. The legal, regulatory and compliance environments surrounding the design and use of artificial intelligence technology - involving federal, state and foreign regulators - are evolving and complex. Our obligation to comply with the evolving regulatory landscape could entail significant costs and negatively affect our business. In addition, there has been a significant increase in artificial intelligence-related litigation and government regulatory actions targeting the design, deployment and other uses of artificial intelligence, and claiming liability under numerous areas of the law, such as consumer protection, product liability, privacy, intellectual property, securities, and defamation. Any of these risks could have an adverse effect on our results of operations, financial condition, business and reputation.

Any loss of the services of our key executives could have a material adverse impact on our operations.

Our success is highly dependent on the continued services of our management team because of the management teams' experience and skills gained from their long-term service to the Company. The loss of services of one or more key members of our senior management team could have a material adverse effect on us.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We proactively address cybersecurity risk through a comprehensive cybersecurity program to identify, protect, detect, respond to, and manage any reasonably foreseeable cybersecurity risks and threats. We use a multi-faceted approach including, but not limited to, third-party assessments, internal cybersecurity audits, IT security, governance, risk, and compliance reviews. To defend, detect, and respond to cybersecurity incidents, we, among other things, require mandatory third-party cybersecurity training and testing for all employees, perform periodic user access reviews across the organization, perform penetration testing using external third-party tools and techniques to test security controls, employ multifactor authentication and biometrics login tools, take steps to verify whether vendors have appropriate cybersecurity programs, and conduct frequent security assessments to identify and remedy vulnerabilities.

We also employ the use of Secure Socket Layer inspection on our firewalls, which are able to decrypt and scan all network traffic entering and leaving our facilities. Recognizing the complexity and evolving nature of cybersecurity threats, we regularly engage external auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards, including regularly reviewing and updating our incident response plan. These partnerships enable us to leverage specialized knowledge and insights, seeking to continue to improve upon our cybersecurity strategies and processes.

Based upon the information that we have as of the end of the year covered by this report, we do not believe that we have experienced any material cybersecurity incidents to date. However, the risks from cybersecurity threats and incidents continue to increase, and the preventative actions we have taken, and continue to take, to reduce the risk of cybersecurity threats and incidents may not successfully protect against all such threats and incidents, and, as a result, there can be no assurance that we or the third parties we interact with will not experience a cybersecurity event in the future that will materially affect us. As described in Item 1A – "Risk Factors", any breach of data security could result in a disruption of our services or improper disclosure of personal data or confidential information, which could harm our reputation, require us to expend resources to remedy such a security breach or defend against further attacks, or subject us to liability under laws that protect personal data, resulting in increased operating costs or loss of revenue.

Our Board understands the critical nature of managing risks associated with cybersecurity threats. Accordingly, our Board has established oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats because we recognize the significance of these threats to our operational integrity and in maintaining shareholder confidence. The Audit Committee has been made primarily responsible for the Board's oversight of cybersecurity risks. However, the entire Board of Directors reviews significant cybersecurity risks and works with the Audit Committee to address these issues. Our Chief Information Officer is responsible for overseeing cybersecurity and reports to the Audit Committee, as well as the Board at all its regular quarterly meetings regarding matters of cybersecurity. These reports include existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any), updating the status on defensive security measures and risk assessment, and key information security initiatives. As part of these quarterly presentations to the Board, management provides applicable dashboards and key performance indicator ("KPI") statistics to demonstrate the effectiveness of current cybersecurity measures in place. Our Board of Directors also receives periodic reports on the Company's cybersecurity measures and controls around cybersecurity and risk assessment procedures. Our Audit Committee and our other Board members also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

Our Chief Information Officer has been with the Company for more than 25 years, developing and overseeing our information systems and cybersecurity risk management program. Our Chief Information Officer and his team, which includes a cybersecurity professional, are informed about, and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the Board and Audit Committee on any appropriate items. In addition, Peter Jackson, one of our non-employee directors and a member of the Audit Committee, brings to the Board over 28 years of experience spanning manufacturing, enterprise software implementation, system solutions development, cybersecurity, and business suitability solutions. Mr. Jackson's skillset encompasses enterprise resource planning systems, supply chain optimization, artificial intelligence strategies, organizational change management, and cybersecurity risk mitigation.

ITEM 2. PROPERTIES

Corporate Office

Our principal executive offices are headquartered in an owned facility located at 8503 Hilltop Drive in Ooltewah, Tennessee.

Production Facilities

We operate ten manufacturing facilities in the United States, one in Norfolk, England, three in the Lorraine region of France, and one in Cuneo, Italy. We also operate a research and development facility in the United States and have a storage facility located in France. The aggregate square footage of our operating facilities is approximately 1.2 million square feet, of which 91% is devoted to manufacturing and 9% to corporate office space.

Our two Ooltewah, Tennessee facilities manufacture light- and heavy-duty wreckers; our Athens, Tennessee facility manufactures hydraulic cylinders; our Hermitage, Pennsylvania facility manufactures car carriers; and our two Greeneville, Tennessee facilities manufacture car carriers and transport trailers; our United Kingdom and European facilities manufacture light- and heavy-duty wreckers and car carriers.

In March 2025, our Board of Directors authorized approximately $9.1 million (€8.0 million) for an expansion at one of our facilities in France. During the second half of 2025, work was performed to prepare the site and finalize the design. Construction for this project is expected to commence during the second quarter of 2026.

In March 2026, our Board of Directors authorized a plant expansion at our Ooltewah, TN facility, which we expect will improve our flexibility and enhance production capacity. We anticipate the cost of this project to be approximately $100.0 million and for the building project to commence in late 2026.

We believe that our existing facilities and future expansion projects are suitable and adequate for our present purposes. However, we regularly evaluate our properties and may make further additions and improvements or consolidate locations as we seek opportunities to expand or enhance the efficiency of our operations.

ITEM 3. LEGAL PROCEEDINGS

The disclosure under the heading "Litigation" in Note 10 – "Commitments and Contingencies", of the Notes to the Consolidated Financial Statements is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "MLR".

Holders of Record

As of February 27, 2026, there were approximately 358 registered holders of record of our common stock. The number of record holders does not include persons who held our common stock in nominee or "street name" accounts through brokers.

Dividends

The Company has paid consecutive quarterly cash dividends since May 2011. Any future determination as to the payment of cash dividends will depend upon factors such as earnings, capital requirements, our financial condition, restrictions in financing agreements, and other factors deemed relevant by our Board of Directors. Covenants under our current credit facility restrict the payment of cash dividends if the Company would be in violation of the minimum tangible net worth test, the leverage ratio test, or the asset coverage test in the current loan agreement as a result of the dividend, among various other restrictions.

For more information on dividends, see Note 11 – "Shareholders' Equity", to our Consolidated Financial Statements.

Equity Compensation Plan Information

The information required by this item is incorporated by reference from the information to be included in 2026 Proxy Statement under the section entitled "Equity Compensation Plan Information", which will be filed with the SEC within 120 days after December 31, 2025.

Issuer Purchases of Equity Securities

	Total number of shares purchased	Average price paid per share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands) (2)
October 1, 2025 - October 31, 2025	—	$ —	—	$ 18,340
November 1, 2025 - November 30, 2025	48,208	$ 37.01	48,208	$ 16,556
December 1, 2025 - December 31, 2025	11,478	$ 38.26	11,478	$ 16,116
TOTAL	59,686		59,686	

(1) On April 2, 2024, the Company's Board of Directors approved a stock repurchase program authorizing the Company to purchase up to $25.0 million of the Company's common stock with no expiration date (the "Repurchase Program"). Repurchases under the Repurchase Program may be made on the open market, in privately negotiated transactions, block purchases, or otherwise as permitted by the federal securities laws and other legal and contractual requirements, and are expected to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The number of shares to be repurchased and the timing of any repurchases will depend on a number of factors, including share price, economic and market conditions, and corporate requirements, among others. The Company may choose to suspend or discontinue the Repurchase Program at any time.

(2) During the three months ended December 31, 2025, the Company repurchased 59,686 shares of common stock pursuant to the Repurchase Program. The total cost of the shares repurchased during the three months ended December 31, 2025 was $2.2 million with an average share price of $37.25. All repurchased shares constitute authorized but unissued shares.

Sales of Unregistered Securities

None.

Stock Performance Graph

The following graph compares the performance of our common stock to the NYSE Composite index and two peer groups of issuers. Peer Group 1 consists of peers used by an investor's services group and Peer Group 2 was developed by the Company with input from the compensation consultant of the Compensation Committee of the Board of Directors.



The performance graph above assumes $100 was invested on December 31, 2020 in common stock of Miller Industries. Any dividends paid during the period presented were assumed to be reinvested. The performance was plotted using the following data:

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Miller Industries, Inc.	$ 100	$ 88	$ 70	$ 111	$ 172	$ 98
NYSE Composite Index	$ 100	$ 118	$ 105	$ 116	$ 131	$ 151
Peer Group 1	$ 100	$ 126	$ 100	$ 130	$ 139	$ 150
Peer Group 2	$ 100	$ 108	$ 87	$ 112	$ 103	$ 102

Peer Group 1 index consists of Astec Industries, Inc. (ASTE), Blue Bird Corp. (BLBD), Columbus McKinnon Corp. (CMCO), Commercial Vehicle Group, Inc. (CVGI), ESCO Technologies Inc. (ESE), Helios Technologies Inc. (HLIO), Kadant Inc. (KAI), Motorcar Parts of America, Inc. (MPAA), The Manitowoc Company, Inc. (MTW), Mueller Water Products, Inc. (MWA), Enpro Inc. (NPO), Park-Ohio Holdings Group (PKOH), Douglas Dynamics Inc. (PLOW), REV Group, Inc. (REVG), Standard Motor Products, Inc. (SMP), Stoneridge, Inc. (SRI), Standex International Corp (SXI), Gentherm Incorporated (THRM), Tennant Company (TNC), Trinity Industries, Inc. (TRN), and Wabash National Corporation (WNC).

Peer Group 2 index consists of Astec Industries, Inc. (ASTE), Alamo Group Inc. (ALG), Blue Bird Corp. (BLBD), Commercial Vehicle Group, Inc. (CVGI), Columbus McKinnon Corporation (CMCO), FreightCar America, Inc. (RAIL), L.B. Foster Co. (FSTR), Mayville Engineering Company, Inc. (MEC), Motorcar Parts of America, Inc. (MPAA), NN, Inc. (NNBR), Douglas Dynamics Inc. (PLOW), Standard Motor Products, Inc. (SMP),), and Wabash National Corporation (WNC).

ITEM 6.   [RESERVED]

Reserved.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

As used in this report, "Miller Industries", the "Company", "we", "our", "ours", "us", and similar pronouns refer to Miller Industries, Inc., and its consolidated subsidiaries, unless the context requires otherwise. Our fiscal year ends on December 31. References to fiscal 2025, 2024, and 2023, are to the fiscal years ended December 31, 2025, 2024, and 2023, respectively. Except as otherwise specified, information in this report is provided as of December 31, 2025. To facilitate timely reporting, the consolidated financial statements include accounts of certain subsidiaries whose fiscal closing dates differ from December 31st by 31 days (or less).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our MD&A within this Form 10-K generally discusses fiscal 2025 and fiscal 2024 items and year-over-year comparisons between fiscal 2025 and fiscal 2024. Fiscal 2024 items and discussions of year-over-year comparisons between fiscal 2024 and fiscal 2023 that are not included in this Form 10-K can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the "2024 Form 10-K").

Important Information Regarding Forward-Looking Statements

This report (including information incorporated by reference) includes forward-looking statements addressing expectations, prospects, estimates, and other matters that are dependent upon future events or developments. Many forward-looking statements appear in MD&A and Risk Factors, but there are others throughout this report, which may be identified by words such as "may", "will", "should", "could", "continue", "future", "potential", "believe", "project", "plan", "intend", "seek", "estimate", "predict", "expect", "anticipate", and variations of such words and similar expressions, and include statements reflecting future results or guidance, statements of outlook, and expense accruals. These matters are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, or implied. The most significant of these risks and uncertainties are described in "Risk Factors" in this report. Forward-looking statements in this report speak only as of the date of this report. Except to the extent required by applicable law, we undertake no obligation to update or revise any forward-looking statements.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports are available free of charge on our website (www.millerind.com), under the "Investors — Filings — Annual Reports" caption, as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The SEC also maintains a website (www.sec.gov) where you can search for annual, quarterly, and current reports, proxy and information statements, and other information regarding us and other public companies.

ABOUT MILLER INDUSTRIES

Miller Industries, headquartered in Ooltewah, Tennessee, was formed in 1990 and has become The World's Largest Manufacturer of Towing and Recovery Equipment®, with domestic manufacturing operations in Tennessee and Pennsylvania, and foreign manufacturing operations in France, Italy, and the United Kingdom. Miller Industries operates as a single reportable segment and management evaluates performance on a consolidated basis. For more information, see Note 1 – "Organization and Summary of Significant Accounting Policies".

We develop innovative high-quality towing and recovery equipment worldwide. We design and manufacture bodies of car carriers and wreckers, which are installed on chassis manufactured by third parties, and sold to our customers under our Century®, Vulcan®, Chevron™, Holmes®, Challenger®, Champion®, Jige™, Boniface™, Omars™, Titan®, and Eagle® brand names.

Our products are marketed and sold primarily through a network of distributors that serve all 50 states, Canada, Mexico, and other foreign markets, and through prime contractors to governmental entities. Further, we have substantial distribution capabilities in Europe as a result of our ownership of Jige International S.A., Boniface Engineering, Ltd, and Omars. While most of our distributor agreements do not generally contain exclusivity provisions, management believes that more than 90 percent of our independent distributors do not offer products of any other towing and recovery equipment manufacturer, which we believe is a testament of their loyalty to our brands.

In addition to selling our products, our independent distributors provide end-users with parts and service. We also utilize sales representatives to inform prospective end-users about our current product lines in an effort to drive sales to independent distributors. Management believes the strength of our distribution network and the breadth and quality of our product offerings are two key advantages over our competitors.

We focus on a variety of key indicators to monitor our overall operating and financial performance. These indicators include measurements of revenue, operating income, gross margin, net income, earnings per share, capital expenditures, and cash flow.

Our history of innovation in the towing and recovery industry has been an important factor behind our growth over the last decade, and we believe that our continued emphasis on research and development will be a key factor in our future growth. We opened a free-standing research and development facility in Chattanooga, Tennessee in 2019, where we pursue various innovations in our products and manufacturing processes, some of which are intended to enhance the safety of our employees and reduce our environmental impact. Our investments in strategic and planned projects have contributed to our increased production capacity and optimized our manufacturing processes, including investing in component re-design capabilities that allow for more flexibility in our manufacturing and sourcing. In addition, our strategic investment in Southern Hydraulic Cylinder, Inc. in May 2023, allowed us to strengthen our efforts to enhance the stability of our supply chain. Our domestic plant expansion and modernization projects have installed sophisticated robotics systems and other advanced technologies to complement our talented workforce. As we continue to focus on modernization and operational excellence, we expect to continue to invest in robotics and automated material handling equipment across all our domestic and foreign manufacturing facilities.

In March 2025, our Board of Directors authorized approximately $9.1 million (€8.0 million) for an expansion at one of our facilities in France. During the second half of 2025, work was performed to prepare the site and finalize the design. Construction for this project is expected to commence during the second quarter of 2026.

In March 2026, our Board of Directors authorized a plant expansion at our Ooltewah, TN facility, which we expect will improve our flexibility and enhance production capacity. We anticipate the cost of this project to be approximately $100.0 million and for the building project to commence in late 2026.

TRENDS AND OTHER FACTORS AFFECTING OUR BUSINESS

In 2025, we were presented with several ongoing challenges, such as the continued effect of recent years' supply chain disruptions, inflationary pressures, and uncertainty around tariffs, all of which have impacted our profitability. In addition, during the second half of 2025, we also experienced demand headwinds, including reduced retail sales and lower order intake, which we believe are attributable to the continued high cost of equipment ownership in the elevated interest rate environment, escalating insurance costs for our customers, and the imposition of and ongoing uncertainty involving tariffs. As a result of these challenges, during 2025, we strategically decreased production to reduce field inventory in our distribution channel, we implemented certain cost savings initiatives, and continued to secure our supply chain to mitigate the long-term impacts of current and potential future tariffs. These actions during 2025 included the reduction in workforce, which we announced in August 2025, as part of our comprehensive cost reduction plan. Under this plan, we reduced our headcount by approximately 150 positions across three of our U.S. manufacturing facilities during the third quarter of 2025.

As we start 2026, we are continuing to see significant pressure on global supply chains due to economic uncertainty and geopolitical tensions, including military conflicts that have recently erupted or are ongoing in the Middle East and Ukraine. We continue to assess current and ongoing macroeconomic trends and closely monitor our production schedules and cost structure.

In recent years, logistic disruptions and supplier shortages have caused delays in shipping and freight cost increases. In addition, these increases in freight costs and supplier constraints due to workforce disruptions and material shortages have affected our ability to receive essential materials and component parts on time. These supply chain issues, at times, had a direct impact on our production capabilities. Despite these challenges, we maintain focus on meeting the needs of our customers. Ongoing communication and prioritization continue with our suppliers in an effort to identify and mitigate any future and continuing risks, and to proactively manage inventory levels of materials and component parts to align with anticipated demand for our products.

Despite the supply chain challenges we faced in 2025, we believe we are well-positioned to continue enhancing our operating results. However, our performance will be heavily influenced by, among other things, whether supply chain constraints and inflationary pressures continue to lessen or worsen, the continuing impact of new and ongoing military conflicts in the Middle East and Ukraine or other geopolitical events and developments, and the threat of recession and general economic conditions. We are actively monitoring the impact the military conflict in the Middle East may have on our fuel costs and petroleum-related products. Most recently, the price of fuel surged in March 2026, after U.S. and Israeli strikes on Iran, and retaliatory strikes by Iran on, among others, Israel, Saudi Arabia, and the United Arab Emirates. There remains global uncertainty as to the impact these military campaigns may have on oil-producing countries in the Middle East. In addition, this military conflict has, at least temporarily, disrupted oil distribution globally, as Iran has also retaliated against ships in the Strait of Hormuz, through which approximately 20% of the world's oil and gas is transported. A prolonged conflict with Iran could drive fuel prices even higher.

Additionally, our future performance will continue to be heavily influenced by, among other things, the high cost of equipment ownership, the continued uncertainty regarding tariffs, and regulations regarding emissions standards. In particular:

- The rising cost of equipment ownership has posed, and is expected to continue to pose, a significant challenge for end-market towers. Continuing increases in insurance premiums and elevated interest rates have added cost pressures to our end-users, and fluctuations in the value of used trucks have affected trade-in values and new equipment purchases.

- We continue to experience uncertainty around tariffs, including with respect to the ongoing changes in U.S. trade policies, potential modifications to existing trade agreements, further restrictions on free trade, and any potential new or further escalation of trade tensions and retaliatory measures by foreign governments. See "*Our dependence upon outside suppliers for component parts, chassis and raw materials, including aluminum, steel, and petroleum-related products, leaves us subject to changes in price and availability (including as a result of tariffs), the cadence and quantity of deliveries from our suppliers, and delays in receiving supplies of such materials, component parts or chassis*" in Part I, Item 1A – "Risk Factors" of this Annual Report for further information regarding tariffs. While we believe the diversity and strength of our supply chain leaves us well-positioned to navigate these uncertainties, the applicability and ultimate impact of these matters, costs of component parts, chassis and raw materials, and foreign currency translation, still remains unknown.

- In recent years, regulations with near zero emission standards were adopted by certain states, which limit the amount of diesel-powered commercial vehicles that can be registered and, therefore, the number of vehicles we can sell in these states. Compliance with these regulations negatively impacted customer demand during 2024 and through the third quarter of 2025 and were expected to continue to negatively impact customer demand. However, with the EPA and Congress either revoking, or being unwilling to grant, necessary federal preemption waivers with respect to the California Air Resources Board's regulations and other similar state laws, as well as some states pushing to limit the impact of these and similar regulations, we believe the effects of these regulations could lessen in 2026. For further information regarding federal and state laws and regulations governing commercial vehicle engine emissions, including the California Air Resources Board's regulations, see "Government Regulations and Environmental Matters" in Part I, Item 1 - "Business" and "*Environmental and health and safety liabilities and requirements could require us to incur material costs*" in Part I, Item 1A - "Risk Factors".

The impact of these factors remains largely out of our control, and we currently anticipate that these factors will continue to have an adverse impact on our production capabilities, financial results, and cash flow into fiscal 2026.

Inflation

Impacts of inflation, global supply chain disruptions, geopolitical tensions, including new and ongoing military conflicts in the Middle East and Ukraine, and any resulting rise in fuel costs, and other macroeconomic factors can lead to foreign currency fluctuations. The impact of inflationary or deflationary pressures have caused and may continue to cause foreign currency translation gains or losses within our consolidated statement of comprehensive income/loss.

Emissions Regulations and California's Air Resources Board

Further information regarding federal and state laws and regulations governing commercial vehicle engine emissions, including the California Air Resources Board's regulations, is included under the heading "Government Regulations and Environmental Matters" in Part I, Item 1 – "Business" and *"Environmental and health and safety liabilities and requirements could require us to incur material costs"* in Part I, Item 1A – "Risk Factors" of this Annual Report.

Acquisition of Omars

During the fourth quarter of fiscal 2025, we completed the acquisition of Omars – S.p.A, a designer and manufacturer of towing and recovery vehicles. Omars, headquartered in Cuneo, Italy, has over 45 years of experience in manufacturing light-duty, medium-duty, and heavy-duty recovery vehicles and car carriers. With a highly complementary product portfolio, we believe this acquisition will expand Miller Industries' footprint in the European market with an additional, well-recognized European brand. This acquisition will provide Miller Industries with additional capacity which we expect will improve our manufacturing flexibility and our ability to meet growing customer demands.

Credit Facility

As of December 31, 2025, we had $30.0 million in outstanding borrowings under our credit facility. Since December 2025, we have made additional payments totaling $10.0 million on our credit facility for a balance of $20.0 million as of February 27, 2026.

RESULTS OF OPERATIONS

The following table sets forth the components of the consolidated statements of income for the years ended:

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**Change**
NET SALES	$ 790,271	$ 1,257,500	(37.2)%
COST OF OPERATIONS	669,879	1,086,695	(38.4)%
GROSS PROFIT	120,392	170,805	(29.5)%
OPERATING EXPENSES:			
Selling, general and administrative	88,983	86,322	3.1%
NON-OPERATING (INCOME) EXPENSES:			
Interest expense, net	660	3,928	(83.2)%
Other (income) expense, net	(745)	425	(275.3)%
Total expenses, net	88,898	90,675	(2.0)%
INCOME BEFORE INCOME TAXES	31,494	80,130	(60.7)%
INCOME TAX PROVISION	8,480	16,636	(49.0)%
NET INCOME	$ 23,014	$ 63,494	(63.8)%

Comparison of the Years Ended December 31, 2025 and 2024

Net Sales

Consolidated net sales in fiscal 2025 were $790.3 million compared to $1.26 billion in fiscal 2024, a decrease of 37.2%. The decrease in net sales was primarily driven by lower production levels to mitigate inventory buildup in our distribution channel.

Net foreign sales in fiscal 2025 were $148.9 million compared to $125.7 million in fiscal 2024, an increase of 18.5%.

Cost of Operations

Cost of operations includes the direct cost of manufacturing, including direct materials, labor and related overhead, physical inventory adjustments, as well as inbound and outbound freight. Costs of operations in fiscal 2025 were $669.9 million compared to $1.09 billion in fiscal 2024, a decrease of 38.4%. The decrease in cost of operations was consistent with the decrease in sales.

Gross Profit

Gross profit is equal to net sales less cost of operations. Gross profit in fiscal 2025 was $120.4 million compared to $170.8 million in fiscal 2024, a decrease of 29.5%. The decrease was primarily due to a decrease in net sales. Gross profit as a percentage of sales was 15.2% for fiscal 2025 compared to 13.6% in fiscal 2024, an increase of 12.2%. The increase was primarily due to a favorable product mix, which shifted from a higher percentage of chassis delivered throughout 2024 to a higher percentage of units throughout 2025.

Selling, General and Administrative

Selling, general and administrative expenses in fiscal 2025 were $89.0 million compared to $86.3 million in fiscal 2024, an increase of 3.1%. The increase in selling, general and administrative expenses was primarily due to one-time costs associated with an enhanced retirement program, acquisition costs related to our acquisition of Omars in December 2025, and higher expenses related to long-term executive RSU programs, which are aligned with our commitment to retain key leadership talent and strengthen long-term shareholder value creation. Additional increases include SG&A expenses related to Omars and continued investment in our workforce.

During the third quarter of 2025, the Company offered an enhanced retirement program available to all U.S. employees aged 65 and above. The program was voluntary and the amounts calculated were based on each individual's compensation and years of service with the Company. The Company recognizes the expense upon an irrevocable acceptance of the offer from the employee. The net financial impact totaled $2.7 million.

As a percentage of net sales, selling, general and administrative expenses increased to 11.3% in 2025 from 6.9% in 2024.

Interest Expense, Net

Interest expense, net in fiscal 2025 was $0.7 million compared to $3.9 million in fiscal 2024, a decrease of 83.2%. Interest expense for the year ended December 31, 2025 totaled $7.1 million and $9.8 million for the comparable period in 2024, offset by interest income of $6.4 million for fiscal 2025 and $5.9 million for fiscal 2024. The decrease in interest expense was primarily related to reduced floor plan costs associated with lower sales volume and decreased debt levels. The increase in interest income was due to increased interest billings on open accounts receivable balances from customers.

Other (Income) Expense

The Company is exposed to foreign currency transaction risk when the Company has transactions that are denominated in a currency other than its functional currency. When the related balance sheet items are remeasured in the functional currency of the Company, gains and losses are recorded through other (income) expense. Other (income) expense, net is composed primarily of these foreign currency exchange gains and losses. The Company experienced a net foreign currency exchange gain of $0.2 million for 2025 compared to a net exchange loss of $0.6 million for 2024. Other (income) expense for fiscal 2025 includes $0.5 million of other income.

Provision for Income Taxes

The provision for income taxes for the years ended December 31, 2025 and 2024 reflects a combined federal, state, and foreign tax rate of 26.9% and 20.8%, respectively, which corresponds to a tax provision of $8.5 million in 2025 compared to $16.6 million for 2024. For more information on the effective tax rate, see Note 8 – "Income Taxes" to our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

We expect our primary sources of cash to be from cash and cash equivalents, cash flow from operations, and availability under our credit facility as of December 31, 2025. We currently believe that, based on available capital resources and projected operating cash flow, we have adequate capital resources to fund our operations and expected future cash needs for the next twelve months. However, our ability to satisfy our cash needs will substantially depend upon a number of factors including our future operating performance, taking into account the economic, regulatory, and other factors discussed elsewhere in this Annual Report, many of which are beyond our control.

As of December 31, 2025, the Company did not have any off-balance sheet arrangements.

Cash and Cash Equivalents

As of December 31, 2025 and 2024, we had consolidated cash and cash equivalents of $44.7 million and $24.3 million, respectively. Our primary cash requirements include working capital, capital expenditures, the funding of any declared cash dividends and principal, and interest payments on indebtedness.

Cash and cash equivalents included $30.0 million and $18.2 million held by foreign subsidiaries based in local currency for the years ended December 31, 2025 and 2024, respectively. We do not currently have plans to repatriate undistributed foreign earnings to the United States and have not determined any timeline or amount for any such future distributions.

Working Capital

Working capital as of December 31, 2025 and 2024 was $303.0 million and $331.9 million, respectively. Changes in working capital, which impact operating cash flow, can vary significantly depending on factors such as the timing of customer payments, inventory purchases, and payments to vendors. Management continually monitors working capital to ensure it remains at levels to support ongoing operations, meet obligations, and pursue growth opportunities. See "Cash Flows" – "Cash Flows Provided by (Used in) Operating Activities" contained within this MD&A for additional discussion on working capital.

Capital Expenditures

Capital expenditures during fiscal 2025 and 2024 were $13.7 million and $15.4 million, respectively. We make ongoing capital investments in our manufacturing facilities and other capital assets to increase the production capacity and efficiencies of our operations. See "Cash Flows" – "Cash Flows Provided by (Used in) Investing Activities" contained within this MD&A for additional discussion on capital expenditures.

Dividends

Our Board of Directors declared quarterly cash dividends of $0.20 per share in fiscal 2025. Future common stock cash dividends will depend on our financial condition, results of operations, capital requirements, and other factors deemed relevant by our Board of Directors. See Note 11 – "Shareholders' Equity", for additional discussion on dividends.

Indebtedness

Credit Facility

In 2022, we entered into an amendment to our loan agreement with First Horizon Bank ("First Horizon") that provides an unsecured revolving credit facility with a maturity date of May 31, 2027, to increase the credit facility from $50.0 million to $100.0 million. We made certain technical and operational adjustments necessary to implement the one-month Term SOFR Rate (as defined in the loan agreement) as the primary interest rate index under the credit facility and added a new asset coverage financial covenant test. All other material terms and conditions of the credit facility remained unchanged.

We pay a quarterly non-usage fee under the current loan agreement at a rate per annum equal to between 0.15% and 0.35% of the unused amount under the credit facility. The credit facility contains customary representations and warranties, events of default, and financial, affirmative, and negative covenants for loan agreements of this kind.

Our ongoing operations have, to date, been funded by a combination of cash flows from operations and borrowings under our credit facility. As of December 31, 2025, the Company had $30.0 million in outstanding borrowings under the credit facility. Since December 2025, we made additional payments totaling $10.0 million on our credit facility for a balance of $20.0 million as of February 27, 2026.

Changes in interest rates affect the interest paid on indebtedness under our credit facility because the outstanding amounts of indebtedness under our current credit facility are subject to variable interest rates. Under our credit facility, the non-default rate of interest is equal to the one-month Term SOFR plus 1.00% or 1.25% per annum, depending on our leverage ratio, for a rate of interest of 4.80% as of December 31, 2025.

As of December 31, 2025, we were in compliance with all covenants under the credit facility.

Other Long-Term Obligations

Prior to applying a discount rate to our lease liabilities, we had approximately $0.3 million in non-cancellable operating lease obligations for the year ended December 31, 2025 and approximately $0.6 million for the year ended December 31, 2024. There were no non-cancellable finance lease obligations for either year. Leases with original contractual terms less than one year were excluded from non-cancellable lease obligations.

Cash Flows

Information about our cash flows, by category, is presented in our consolidated statement of cash flows and is summarized below:

(in thousands)	Years Ended December 31, 2025	Years Ended December 31, 2024	Change
Operating activities	$ 98,720	$ 16,870	485.2 %
Investing activities	(30,784)	(15,269)	(101.6)%
Financing activities	(50,749)	(6,619)	(666.7)%
Effect of exchange rate changes on cash and cash equivalents	3,158	(554)	670.0 %
Net increase (decrease) in cash and cash equivalents	$ 20,345	$ (5,572)	465.1 %

Cash Flows Provided by (Used in) Operating Activities

Cash provided by operating activities during 2025 was $98.7 million, compared to $16.9 million of cash provided by operating activities during 2024. Cash provided by operating activities is generally attributable to the receipt of payments from our customers as settlement of their contractual obligation once we have fulfilled all performance obligations related to our contracts with them. These cash receipts are netted with payments for purchases of inventory, payments for materials used in manufacturing, and other payments that are necessary in the ordinary course of our operations, such as those for utilities and taxes. During fiscal 2025, the change in operating activities was primarily due to reduction of accounts receivable as the inventory buildup in our distribution channel decreased and flowed through to the end-customer.

Changes in working capital, which impact operating cash flows, can vary significantly depending on factors such as the timing of customer payments, inventory purchases, payments to vendors, and tax payments in the regular course of business.

Cash Flows Provided by (Used in) Investing Activities

Cash used in investing activities during 2025 was $30.8 million, compared to $15.3 million used in investing activities during 2024. The cash used in investing activities for 2025 was primarily for the acquisition of Omars and purchases of property, plant, and equipment; cash used in 2024 was primarily for purchases of plant, property and equipment.

Cash Flows Provided by (Used in) Financing Activities

Cash used in financing activities during 2025 was $50.7 million, compared to $6.6 million used in financing activities during 2024. The cash used in financing activities in 2025 resulted from repayments of $35.0 million under the Company's primary credit facility, the payment of cash dividends of $9.2 million and stock repurchase of $6.0 million. See Note 11 – "Shareholders' Equity" for more information.

Cash used in financing activities during fiscal 2024 included advances on the credit facility of $5.0 million, offset by dividend payments of $8.7 million and stock repurchase of $2.9 million.

CRITICAL ACCOUNTING POLICIES AND SENSITIVE ACCOUNTING ESTIMATES

Critical accounting policies and estimates are those accounting policies that (i) can have a significant impact on our financial condition and results of operations and (ii) require the use of complex and subjective estimates based upon past experience and management's judgment. Because estimates are inherently uncertain, actual results may differ. In this section, we describe the significant policies applied in preparing our consolidated financial statements that management believes are the most dependent on estimates and assumptions. See Note 1 – "Organization and Summary of Significant Accounting Policies" of the consolidated financial statements for further discussion on significant accounting policies.

Allowance for Credit Losses

The allowance for credit losses includes general and specific reserves. We determine our allowance for credit losses by reviewing accounts receivable agings, historical write-off trends, payment history, pricing discrepancies, industry trends, customer financial strength, customer credit ratings or bankruptcies. We regularly evaluate how changes in economic conditions may affect credit risks.

A hypothetical 0.1 percent increase or decrease in the reserve as a percentage of trade receivables as of December 31, 2025, would result in an increase or decrease in bad debt expense of $0.2 million. We believe the reserve maintained and expenses recorded in fiscal 2025 are appropriate.

At this time, we are not aware of any analytical findings or customer issues that are likely to lead to a significant future increase in the allowance for credit losses as a percentage of revenue. The following table presents information regarding our allowance for credit losses over the past three fiscal years:

(in thousands, except percentages)	2025	2024	2023
Allowance for credit losses, beginning of period	$ 1,850	$ 1,527	$ 1,319
Charges to costs and expenses	26	323	208
Reduction to allowance for customer write-offs	—	—	—
Allowance for credit losses, end of period	$ 1,876	$ 1,850	$ 1,527
Allowance as a percentage of customer receivables	0.9%	0.6%	0.5%
Allowance as percentage of revenue	0.2%	0.1%	0.1%

Inventory

Inventories are valued at the lower of cost or net realizable value determined primarily on a moving average unit cost basis. As needed, we record an inventory valuation adjustment for excess, slow-moving, and obsolete inventory that is equal to the excess of the cost of the inventory over the estimated net realizable value. The inventory valuation adjustment to net realizable value establishes a new cost basis of the inventory that cannot be subsequently reversed.

In developing inventory valuation adjustments for excess, slow moving, and obsolete inventory, we are required to use judgment and make estimates of future sales demand and production requirements compared with current inventory levels.

Our estimate of forecasted sales demand and production requirements is primarily based on actual orders received, historical and projected sales trends, demand, product pricing, economic trends, and competitive factors. Forecasted sales demand and production requirements can also be affected by the significant redesign of our existing products. If actual conditions are less favorable than our assumptions, additional inventory reserves may be required.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of these assets may not be fully recoverable. When a determination has been made that the carrying amount of long-lived assets may not be fully recovered, the amount of impairment is measured by comparing an asset's estimated fair value to its carrying value. The determination of fair value is based on projected future cash flows discounted at a rate determined by management, or if available, independent appraisals or sales price negotiations.

The estimation of fair value includes significant judgment regarding assumptions of revenue, operating costs, interest rates, property and equipment additions, industry competition, and general economic and business conditions among other factors. We believe that these estimates are reasonable; however, changes in any of these factors could affect these evaluations. Based on these estimates, we believe that our long-lived assets are appropriately valued.

Business Combinations

When applicable, we account for the acquisition of a business in accordance with ASC 805, Business Combinations, whereby the fair value of total consideration transferred is allocated to the assets acquired and liabilities assumed, including amounts attributable to non-controlling interests, when applicable, based on their respective estimated fair values as of the date of acquisition. Goodwill represents the excess of consideration transferred over the estimated fair value of the net assets acquired.

The allocation of purchase consideration requires management to make significant estimates and assumptions. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from such estimates. During the measurement period, which is no longer than one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed. Upon the conclusion of the measurement period, any subsequent adjustments are recognized in operations.

While the ultimate responsibility for determining estimated fair values of the acquired net assets resides with management, for material acquisitions we may retain the services of certified valuation specialists to assist with assigning estimated fair values to certain acquired assets and assumed liabilities.

Goodwill

Goodwill is initially recognized as a result of the excess of purchase consideration transferred over the estimated fair value of the net assets acquired in a business combination. Goodwill is not amortized but is tested at least annually for impairment during the fourth quarter of our fiscal year unless events or changes in circumstances indicate that impairment may have occurred prior to our annual assessment.

We may elect to first perform a qualitative assessment to determine whether changes in events or circumstances (since our most recent quantitative test for impairment) indicate that it is more likely than not that the fair value of a reporting unit is less than its respective carrying amount. We have an unconditional option to bypass the qualitative assessment for a reporting unit and proceed directly to performing the quantitative analysis. If elected, in conducting the initial qualitative assessment, we analyze our most recent estimates of the fair value of a reporting unit by assessing actual and projected growth trends for operating results, as well as historical operating results versus planned performance. Additionally, a reporting unit is assessed for critical areas that may impact its operating performance, including macroeconomic conditions, industry and market considerations, cost factors such as products and component parts and labor, market-related exposures such as fluctuations in our company's market capitalization and share price, and/or any other potential risks to operating performance, such as regulatory and environmental changes. If, after evaluating the weight of the changes in events and circumstances, both positive and negative, we conclude that an impairment of goodwill may exist, a quantitative test for impairment is performed.

If performed due to identified impairment indicators under the qualitative assessment or our election to bypass the qualitative assessment and move directly to the quantitative analysis, the quantitative impairment analysis for goodwill is conducted under the income approach. Under the income approach, we calculate the fair value of our reporting unit's assets using the present value of future cash flows. Assumptions utilized in determining fair value under the income approach include forecasted operating results, terminal growth rates, and weighted-average cost of capital ("WACC") or discount rates.

Estimating the fair value of a reporting unit requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. The use of estimates and assumptions could materially affect the determination of fair value for a reporting unit and potentially result in goodwill impairment. If a reporting unit fails to achieve expected earnings or operating cash flow, or otherwise fails to meet current financial plans, or if there were changes to any other key assumptions used in the tests, the reporting unit could incur a goodwill impairment in a future period.

Warranty Reserves

Our products are warranted to provide assurance that the product will function as expected and to ensure customer confidence in design, workmanship, and overall quality. Warranty coverage on our products is generally provided for specified periods of time and generally covers parts, labor, and other expenses for non-maintenance repairs.

At the time of sale, we recognize expense and record a warranty accrual for manufactured items for estimated costs in connection with forecasted future warranty claims. Our estimate of the cost of future warranty claims is based primarily on the estimated number of products under warranty, historical average costs incurred to service warranty claims, the trend in the historical ratio of warranty claims to sales, and the historical length of time between the sale and resulting warranty claim. If applicable, historical claims experience may be adjusted for known product design improvements.

We believe that our analysis of historical warranty claims trends and knowledge of potential manufacturing and/or product design improvements provide sufficient information to establish a reasonable estimate for the cost of future warranty claims at the time of sale and our warranty accruals as of the date of our consolidated balance sheets. However, due to the inherent uncertainty in the accrual estimation process, including forecasting future warranty claims and costs associated with servicing future warranty claims, our actual warranty costs incurred may differ from our warranty accrual estimate. An unexpected increase in warranty claims and/or in the costs associated with servicing those claims would result in an increase in our warranty accruals and a decrease in our net earnings.

Income Taxes

We estimate our deferred tax assets and liabilities, income taxes payable, provision for income taxes, and unrecognized tax benefit liabilities based upon various factors including, but not limited to, historical pretax operating income, future estimates of pretax operating income, differences between book and tax treatment of various items of income and expense, interpretation of tax laws, and tax planning strategies. We are subject to income taxes in the U.S. and foreign jurisdictions.

We recognize tax assets and liabilities in accordance with ASC 740, Income Taxes, for income tax accounting. Accordingly, we recognize a tax benefit from an uncertain tax position when it is more likely than not the position will be sustained upon examination based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. In addition, changes in existing tax laws or rates could significantly change our current estimate of our unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. Changes in current estimates, if significant, could have a material adverse impact on our financial statements.

We recognize our deferred tax assets and liabilities based upon the expected future tax outcome of amounts recognized in our results of operations. If necessary, we recognize a valuation allowance on deferred tax assets when it is more likely than not they will not be realized. We evaluate our ability to realize the tax benefits associated with deferred tax assets by assessing the adequacy of future expected taxable income, historical and projected operating results, and the availability of prudent and feasible tax planning strategies. The realization of deferred tax assets is evaluated by jurisdiction and the realizability of these assets can vary based on the character of the tax attribute and the carryforward periods specific to each jurisdiction. We believe it is more likely than not the results of future operations will generate sufficient taxable income to realize our existing deferred tax assets, net of valuation allowances. Changes in the realizability of our deferred tax assets will be reflected in our effective tax rate in the period in which they are determined.

Foreign Currency Translations

The functional currency of the Company's foreign operations is generally the applicable local currency. The functional currency is translated into U.S. dollars using the respective current exchange rate in effect as of the balance sheet date for balance sheet accounts, respective weighted-average exchange rate during the period for revenue and expense accounts, and historical rates for equity accounts. The resulting translation adjustments are deferred as a component of other comprehensive income within the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Shareholders' Equity. Gains or losses resulting from transactions denominated in foreign currencies are included in other income, net in the Consolidated Statements of Income.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1 – "Organization and Summary of Significant Accounting Policies" to the consolidated financial statements for a discussion of recent accounting standards and pronouncements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to cash flow and earnings fluctuations as a result of certain market risks. These market risks relate to interest rate risks and foreign currency exchange rate risks.

Interest Rate Sensitivity

Interest rate risk is significant given the potential effects on our earnings and cash flows. Annually, we perform sensitivity analysis on our exposure to interest rates. In conducting this sensitivity analysis, we assumed a hypothetical 100-basis point change in interest rates on our outstanding amounts of indebtedness under our credit facility, subject to variable interest rates. Under our credit facility, the non-default rate of interest is equal to the one-month Term SOFR Rate plus 1.00% or 1.25% per annum, depending on the leverage ratio. For the year ended December 31, 2025, the effect of a hypothetical 100-basis point increase or decrease in overall interest rates on our variable rate debt would have changed interest expense by approximately $0.6 million. The 100-basis point change on our variable rate debt would not have materially impacted our earnings or cash flows for fiscal 2025.

Foreign Exchange Rate Risk

The Company conducts operations in Europe that exposes us to foreign exchange rate risk, primarily with the British Pound and euro. We are subject to inherent foreign exchange rate risk when translating the financial statements of our foreign subsidiaries into the Company's reporting currency. We actively manage foreign currency translation risk through our operating and financing activities. From time to time, we may enter into forward foreign currency exchange contracts to mitigate the effects of foreign currency exchange rate risk.

For the years ended December 31, 2025, 2024, and 2023 the impact of foreign currency exchange rate changes on our results of operations and cash flows was a net foreign currency exchange gain of $0.2 million, a loss of $0.6 million, and gain of $0.8 million, respectively.

For the years ended December 31, 2025, 2024 and 2023, we recognized a foreign currency translation gain of $6.3 million, loss of $1.8 million, and gain of $3.2 million, respectively because of the strengthening or weakening of the U.S. dollar against certain foreign currencies.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA



INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

We evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2025. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control—Integrated Framework" (2013). Based on management's assessment under those criteria, we concluded that, as of December 31, 2025, we maintained effective internal control over financial reporting.

Elliott Davis, LLC, the independent registered public accounting firm who audited the Company's consolidated financial statements included in this Annual Report, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, which appears herein.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors
Miller Industries, Inc. and subsidiaries
Ooltewah, Tennessee

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Miller Industries, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Basis for Opinions, Continued

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

Elliott Davis, LLC

We have served as the Company's auditor since 2003.

Chattanooga, Tennessee

March 4, 2026

MILLER INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
(in thousands, except share and per share amounts)		
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 44,682	$ 24,337
Accounts receivable, net of allowance for credit losses of $1,876 and $1,850 as of December 31, 2025 and December 31, 2024, respectively	198,261	313,413
Inventories, net	184,231	186,169
Prepaid expenses	12,409	5,847
Total current assets	439,583	529,766
NON-CURRENT ASSETS:		
Property, plant and equipment, net	123,808	115,979
Right-of-use assets – operating leases	276	545
Goodwill	20,073	19,998
Other assets	5,927	727
TOTAL ASSETS	$ 589,667	$ 667,015
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 2,246	$ —
Accounts payable	78,548	145,853
Accrued liabilities	55,602	51,702
Current portion of operating lease obligation	176	318
Total current liabilities	136,572	197,873
NON-CURRENT LIABILITIES:		
Long-term obligations	31,055	65,000
Non-current portion of operating lease obligation	100	227
Deferred income tax liabilities	1,370	2,885
TOTAL LIABILITIES	169,097	265,985
COMMITMENTS AND CONTINGENCIES (Note 10)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $0.01 par value per share:		
Authorized – 5,000,000 shares, Issued and outstanding – none	—	—
Common stock, $0.01 par value per share:		
Authorized – 100,000,000 shares, Issued and outstanding – 11,371,730 and 11,439,292 shares as of December 31, 2025 and December 31, 2024, respectively	114	114
Additional paid-in capital	153,046	153,704
Retained earnings	268,798	254,938
Accumulated other comprehensive loss	(1,388)	(7,726)
TOTAL SHAREHOLDERS' EQUITY	420,570	401,030
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 589,667	$ 667,015

The accompanying notes are an integral part of these consolidated statements.

MILLER INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

				Years Ended December 31,		
(in thousands, except per share amounts)		2025		2024		2023
NET SALES	$	790,271	$	1,257,500	$	1,153,354
COST OF OPERATIONS		669,879		1,086,695		1,001,500
GROSS PROFIT		120,392		170,805		151,854
OPERATING EXPENSES:						
Selling, general and administrative expenses		88,983		86,322		73,087
NON-OPERATING (INCOME) EXPENSES:						
Interest expense, net		660		3,928		5,974
Other (income) expense, net		(745)		425		(991)
Total expense, net		88,898		90,675		78,070
INCOME BEFORE INCOME TAXES		31,494		80,130		73,784
INCOME TAX PROVISION		8,480		16,636		15,493
NET INCOME	$	23,014	$	63,494	$	58,291
INCOME PER SHARE OF COMMON STOCK:						
Basic	$	2.01	$	5.55	$	5.10
Diluted	$	1.98	$	5.47	$	5.07
CASH DIVIDENDS DECLARED PER SHARE OF COMMON STOCK	$	0.80	$	0.76	$	0.72
WEIGHTED-AVERAGE SHARES OUTSTANDING:						
Basic		11,447		11,450		11,439
Diluted		11,615		11,602		11,507

The accompanying notes are an integral part of these consolidated statements.

MILLER INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)	Years Ended December 31,		
	2025	2024	2023
NET INCOME	$ 23,014	$ 63,494	$ 58,291
OTHER COMPREHENSIVE INCOME (LOSS):			
Foreign currency translation adjustment	6,338	(1,793)	3,240
Total other comprehensive income (loss)	6,338	(1,793)	3,240
TOTAL COMPREHENSIVE INCOME	$ 29,352	$ 61,701	$ 61,531

The accompanying notes are an integral part of these consolidated statements.

MILLER INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share amounts)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Total Equity
	Shares	Amount				
BALANCE, December 31, 2022	11,416,716	$ 114	$ 152,392	$ 150,124	$ (9,173)	$ 293,457
Issuance of common stock to non-employee directors	4,604	—	123	—	—	123
Stock-based comp on nonvested RSUs	—	—	1,273	—	—	1,273
Stock-based comp on vested RSUs	24,320	—	(214)	—	—	(214)
Dividends paid ($0.72)	—	—	—	(8,250)	—	(8,250)
Foreign currency translation gain (loss)	—	—	—	—	3,240	3,240
Net income	—	—	—	58,291	—	58,291
BALANCE, December 31, 2023	11,445,640	$ 114	$ 153,574	$ 200,165	$ (5,933)	$ 347,920
Issuance of common stock to non-employee directors	18,832	—	753	—	—	753
Stock-based comp on nonvested RSUs	—	—	2,473	—	—	2,473
Stock-based comp on vested RSUs	24,320	—	(198)	—	—	(198)
Repurchases of common stock	(49,500)	—	(2,898)	—	—	(2,898)
Dividends paid ($0.76)	—	—	—	(8,721)	—	(8,721)
Foreign currency translation gain (loss)	—	—	—	—	(1,793)	(1,793)
Net income	—	—	—	63,494	—	63,494
BALANCE, December 31, 2024	11,439,292	$ 114	$ 153,704	$ 254,938	$ (7,726)	$ 401,030
Issuance of common stock to non-employee directors	10,003	—	1	—	—	1
Stock-based comp on nonvested RSUs	—	—	4,526	—	—	4,526
Stock-based comp on vested RSUs	66,803	—	801	—	—	801
Repurchases of common stock	(144,368)	—	(5,986)	—	—	(5,986)
Dividends paid ($0.80)	—	—	—	(9,154)	—	(9,154)
Foreign currency translation gain (loss)	—	—	—	—	6,338	6,338
Net income	—	—	—	23,014	—	23,014
BALANCE, December 31, 2025	11,371,730	$ 114	$ 153,046	$ 268,798	$ (1,388)	$ 420,570

The accompanying notes are an integral part of these consolidated statements.

MILLER INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 23,014	$ 63,494	$ 58,291
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	14,685	14,070	13,243
(Gain) Loss on disposal of property, plant and equipment	(377)	128	(251)
Provision for credit losses	(111)	325	203
Issuance of common stock, net of shares withheld for employee taxes	1	(198)	123
Stock-based compensation	5,327	3,226	1,059
Deferred tax provision	(1,515)	(1,170)	(2,181)
Changes in operating assets and liabilities:			
Accounts receivable	121,719	(28,149)	(105,599)
Inventories	18,915	2,180	(30,421)
Prepaid expenses	(6,272)	(1,247)	50
Other assets	105	364	63
Accounts payable	(73,262)	(45,430)	64,936
Accrued liabilities	(4,518)	9,594	10,996
Income taxes payable	1,009	(317)	451
Net cash flows provided by (used in) operating activities	98,720	16,870	10,963
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(13,707)	(15,352)	(12,097)
Proceeds from sale of property, plant and equipment	1,537	59	398
Acquisition of business, net of cash	(18,614)	24	(17,376)
Net cash flows provided by (used in) investing activities	(30,784)	(15,269)	(29,075)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchase of common stock	(5,986)	(2,898)	—
Net (payments) borrowings under credit facility	(35,000)	5,000	15,000
Payments of cash dividends	(9,154)	(8,721)	(8,249)
Payments of long-term debt	(609)	—	—
Net cash flows provided by (used in) financing activities	(50,749)	(6,619)	6,751
EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	3,158	(554)	1,117
NET CHANGE IN CASH AND CASH EQUIVALENTS	20,345	(5,572)	(10,244)
CASH AND CASH EQUIVALENTS, beginning of period	24,337	29,909	40,153
CASH AND CASH EQUIVALENTS, end of period	$ 44,682	$ 24,337	$ 29,909
SUPPLEMENTAL INFORMATION:			
Cash payments for interest	$ 7,049	$ 9,711	$ 8,092
Cash payments for income taxes, net of refunds	$ 7,499	$ 23,699	$ 18,053

The accompanying notes are an integral part of these consolidated statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Miller Industries, Inc., and subsidiaries (the "Company") is The World's Largest Manufacturer of Towing and Recovery Equipment®. The principal markets for the Company's towing and recovery equipment are approximately 76 distributor locations and the users of towing and recovery equipment located primarily throughout North America, and over 30 distributors that serve other foreign markets. The Company's products are marketed under the brand names of Century®, Vulcan®, Chevron™, Holmes®, Challenger®, Champion®, Jige™, Boniface™, Omars™, Titan® and Eagle®.

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with the generally accepted accounting principles ("GAAP") in the United States ("U.S.") and include the accounts of the Company and its wholly-owned subsidiaries. In the opinion of management, the consolidated financial statements include all adjustments necessary for the fair presentation of the Company's consolidated financial position, results of operations, and cash flows for the periods presented. All intercompany accounts and transactions have been eliminated.

To facilitate timely reporting, the consolidated financial statements include accounts of certain subsidiaries whose fiscal closing dates differ from December 31st by 31 days (or less).

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value.

Fair value measurements are classified under the following fair value hierarchy:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Inputs, other than quoted market prices included in Level 1 that are observable either directly or indirectly for the asset or liability.

Level 3: Unobservable inputs are used when little or no market data is available. Unobservable inputs are used if there is little or no market data for the asset or liability at the measurement date.

Items Measured at Fair Value on a Recurring Basis

The carrying value of cash and temporary investments, accounts receivable, accounts payable, and accrued liabilities approximate their fair value because of the short-term maturity of these instruments at December 31, 2025 and 2024. The carrying values of the indebtedness under the Company's first amendment to the loan agreement with First Horizon Bank were not materially different than the estimated fair values because the interest rate approximated rates currently available to the Company as of December 31, 2025 and 2024.

Items Measured at Fair Value on a Nonrecurring Basis

The Company measures certain assets and liabilities at fair value on a non-recurring basis. As of December 31, 2025 and 2024, there were no significant assets or liabilities measured at fair value on a non-recurring basis outside of impairment assessments around Property, Plant, and Equipment, and Goodwill as described in Note 1 – "Organization and Summary of Significant Accounting Policies", and the fair value of assets and liabilities explained in Note 2 – "Business Combinations".

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires us to make estimates, judgments, and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates include: allowance for expected credit losses, net realizable value of inventory, long-lived assets, valuations of the assets acquired and liabilities assumed in a business combination or asset acquisition, impairment testing to goodwill, warranty accruals, income tax accruals, and foreign currency translations. Actual results could differ materially from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment and other relevant factors, as applicable. Management adjusts such estimates and assumptions when facts and circumstances dictate.

Cash and Cash Equivalents

Cash consists of deposits held at financial institutions. We consider liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Accounts Receivable and Allowance for Credit Losses

Trade receivables are presented net of an allowance for credit losses of $1.9 million and $1.8 million as of December 31, 2025 and 2024, respectively. We regularly monitor past due accounts and establish appropriate reserves to cover potential losses. Since the Company's trade receivables are largely similar, the Company evaluates its allowance for credit losses as one portfolio segment. The allowance is estimated using a combination of factors including the age of receivable balances and historical credit loss experience, supplemented by the Company's knowledge of customer specific information, the current economic environment, customer credit ratings or bankruptcies, and reasonable and supportable forecasts to develop our allowance for credit losses. We write off any amounts deemed uncollectible against the established allowance for credit losses.

For receivables not serviced through third-party floor plan financing arrangements, the company extends credit ranging in terms depending on product line, to customers in the normal course of business. For a rollforward of the allowance for credit losses, see Schedule II – "Valuation of Qualifying Accounts" contained herein.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents consist primarily of cash on deposit or short-term liquid investments with original contractual maturities of three months or less. At times, we have cash deposited with major financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. We have not historically incurred any related losses.

Our trade receivables are exposed to a concentration of credit risk with certain large customers. We perform regular credit evaluations of our customers' financial conditions and maintain reserves for losses through the established allowance for credit losses. Historically, such losses have been within our expectations. As of December 31, 2025 and December 31, 2024, there was no one customer with a trade account receivable greater than 10% of the Company's total trade receivables.

Refer to the "Accounts Receivables and Allowance for Credit Losses" policy within this Note for additional information on the accounting treatment of reserves for allowance for credit losses.

Inventories, Net

Inventory costs associated with the manufacturing of inventories include materials, labor, and factory overhead. Inventories are valued at the lower of cost or net realizable value determined primarily on a moving average unit cost basis. Appropriate consideration is given to obsolescence, valuation, and other factors in determining net realizable value. Net realizable value is the value of an asset that can be realized upon the sale of the asset, less a reasonable estimate of the costs associated with the sale of the asset. Significant variances in those estimates may require a revision to future inventory reserve estimates.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Property, plant and equipment held for sale are recorded at the lower of cost less accumulated depreciation or fair value less any cost to sell. Fully depreciated assets are retained in property, plant and equipment and accumulated depreciation until they are removed from service. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the consolidated balance sheets and any resulting gain or loss from disposition is recorded as other (income) expense, net in the consolidated statements of income in the period realized. When certain events or changes in operating conditions occur, an impairment assessment may be performed on the recoverability of the carrying amounts.

We capitalize project costs relating to computer software development when the activities related to the project reach the application stage and amortize those costs to expense on a straight-line basis over five years. Costs that are associated with the preliminary stage activities, training, maintenance, and all other post-implementation stage activities are expensed as they are incurred.

Depreciation expense for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 20 to 30 years, and machinery and equipment, furniture and fixtures, and software costs are depreciated over 5 to 10 years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

Business Combinations

Business combinations are accounted for under Accounting Standards Codification ("ASC") 805, *Business Combinations*, using the acquisition method of accounting under which all acquired tangible and identifiable intangible assets, assumed liabilities, and applicable noncontrolling interests are recognized at fair value as of the respective acquisition date, while the costs associated with the acquisition of a business are expensed as incurred.

The company may refine the estimated fair values of assets acquired and liabilities assumed, if necessary, over a period not to exceed one year from the date of acquisition by taking into consideration new information about facts and circumstances that existed as of the acquisition date that, if known at the date of acquisition, would have affected the estimated fair values ascribed to the assets acquired and liabilities assumed. Net working capital adjustments related to the acquisitions are estimated as of the closing date and will be adjusted based on that estimate. Net working capital adjustments, if any, will be recorded in other assets on the consolidated balance sheet. During the measurement period, any purchase price allocation changes that impact the carrying value of goodwill would also affect the amount of goodwill impairment taken, if applicable. If necessary, purchase price allocation revisions that occur outside of the measurement period are recorded within cost of sales or selling, general and administrative expense within the consolidated statements of income depending on the nature of the adjustment.

When an acquisition does not meet the definition of a business combination because either: (i) substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, or group of similar identified assets, or (ii) the acquired entity does not have an input and a substantive process that together significantly contribute to the ability to create outputs, the company accounts for the acquisition as an asset acquisition.

Goodwill

Goodwill represents the excess of consideration transferred over the estimated fair value of assets acquired and liabilities assumed in a business combination.

Goodwill is not amortized. However, the Company reviews goodwill for impairment annually, during the fourth quarter of each fiscal year or whenever events or changes in circumstances indicate that an impairment may exist. In conducting our annual impairment test, the Company first reviews qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If factors indicate that the fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative assessment, and the fair value is determined by analyzing the expected present value of future cash flows. If the carrying value of a reporting unit continues to exceed its fair value, the fair value of goodwill is calculated and an impairment loss equal to the excess is recorded.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of these assets may not be fully recoverable. When a determination has been made that the carrying amount of long-lived assets may not be fully recovered, the amount of impairment is measured by comparing an asset's estimated fair value to its carrying value. The determination of fair value is based on projected future cash flows discounted at a rate determined by management, or if available, independent appraisals or sales price negotiations. No impairment loss was recognized for long-lived assets during the years ended December 31, 2025 and 2024, respectively.

The following table summarizes long-lived assets by geographic location for the years ended:

(in thousands)	December 31, 2025		December 31, 2024	
Geographic Regions:				
North America	$	124,448	$	129,181
Foreign		19,709		7,341
Total Long-Lived Assets	$	144,157	$	136,522

Leases

Our leases are primarily for facilities and certain equipment. We determine if an arrangement is a lease at its inception by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all of the economic benefits from and have the ability to direct the use of the asset. Lease obligations represent the Company's obligation to make lease payments arising from the lease.

Operating lease right-of-use assets and corresponding operating lease liabilities are recognized in our consolidated balance sheets at the lease commencement date based on the present value of lease payments over the lease term. Operating lease expense for operating lease assets is recognized on a straight-line basis over the lease term. Finance lease expense is recognized as the expense from straight-line amortization of the right-of-use asset plus the periodic interest expense from the lease obligation. As most of our leases do not provide an implicit rate, we use our collateralized incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. We use the implicit rate if it is readily determinable.

We apply a practical expedient for short-term leases whereby we do not recognize a lease liability and right-of-use asset for leases with a term of less than 12 months. Short-term lease expense recognized in fiscal 2025, 2024, and 2023 was immaterial. We do not separate lease and non-lease components.

Our leases have remaining lease terms and expire at various dates through 2029. Our lease terms may include options to extend or terminate the lease when it is reasonably certain and there is a significant economic incentive to exercise that option. Lease payments during renewal periods were considered in the calculation of right-of-use assets and lease obligations.

See Note 9 – "Leases" for additional information regarding leases.

Contract Assets and Contract Liabilities

Contract assets are recognized when a performance obligation has been satisfied, and the Company has an unconditional right to receive payment for the goods or services transferred. Contract assets are transferred to accounts receivable when the rights for payment become unconditional. Contract liabilities are recognized when the Company receives consideration from a customer before satisfying a performance obligation.

For the years ended December 31, 2025, 2024, and 2023 the Company did not have contract assets. Terms on account receivables vary and are based on specific terms agreed upon with the customer. For each of the years ended December 31, 2025, 2024, and 2023, contract liabilities were $0.2 million and are included in accrued liabilities on the accompanying consolidated balance sheets. For the years ended December 31, 2025, 2024, and 2023, the Company did not increase contract liabilities. For the years ended December 31, 2025, 2024, and 2023, the settlement of contract liabilities was de-minimis.

Product Warranty

Our products are warranted to provide assurance that the product will function as expected and to ensure customer confidence in design, workmanship, and overall quality. Warranty coverage on our products is generally provided for specified periods of time and generally covers parts, labor, and other expenses for non-maintenance repairs.

At the time of sale, the Company recognizes expense and records an accrual for estimated costs. The Company's estimate of the cost of future warranty claims is based primarily on the estimated number of products under warranty, historical average costs incurred to service warranty claims, the trend in the historical ratio of warranty claims to sales, and the historical length of time between the sale and resulting warranty claim.

Warranty expense in 2025, 2024 and 2023, was $5.5 million, $4.7 million, and $4.0 million, respectively.

The table below provides a summary of the warranty liability:

(in thousands)	December 31, 2025	December 31, 2024
Accrual, Beginning of the year	$ 3,513	$ 2,813
Provision	5,447	4,668
Settlement and other, net of translation adjustment	(5,413)	(3,968)
Accrual, End of the year	$ 3,548	$ 3,513

Foreign Currency Translation

The functional currency of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date, historical rates for equity, and the weighted average exchange rate during the period for revenue and expense accounts. Foreign currency translation adjustments resulting from such translations are included in shareholders' equity. Intercompany transactions denominated in a currency other than the functional currency are remeasured into the functional currency. Gains and losses resulting from foreign currency transactions are included in other (income) expense, net in our consolidated statements of income.

Income Taxes

We account for income taxes using the asset and liability method. The Company is subject to income taxes in both the United States and foreign jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years that those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. A valuation allowance is provided when, in management's judgment, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Tax loss carryforwards, reversal of deferred tax liabilities, tax planning, and estimates of future taxable income are considered in assessing the need for a valuation allowance.

The company recognizes the effect of income tax positions only if it is more likely than not that those positions will be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company also records interest and penalties related to unrecognized tax benefits within income tax expense. As of December 31, 2025 and 2024, the Company reported no unrecognized tax benefits in the consolidated balance sheets and no activity relating to unrecognized tax positions was recognized in the consolidated statements of income.

Revenue Recognition

Revenues are recognized when obligations under the terms of a contract with a customer are satisfied. Generally, this occurs upon shipment, which is when control of the promised goods or service is transferred to a customer. From time to time, revenue is recognized under a bill-and-hold arrangement. Recognition of revenue on bill-and-hold arrangements occurs when control transfers to the customer. Control transfers when the reason for the bill-and-hold arrangement is substantive, the product is separately identified as belonging to the customer, the product is ready for physical transfer, and the product cannot be used or directed to another customer.

Revenue is measured as the amount of consideration expected to be received in exchange for the transfer of products. Sales and other taxes collected concurrent with revenue-producing activities are excluded from revenue. Depending on the terms of the arrangement, for certain contracts the Company may defer the recognition of a portion of the consideration received because a future obligation has not yet been satisfied, such as an extended warranty contract. An observable stand-alone selling price for separate performance obligations or a cost-plus margin approach is utilized when one is not available.

Disaggregation of Revenue

The following table summarizes revenue by region for the years ended:

	Years Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Geographic Regions:			
North America	$ 641,420	$ 1,131,834	$ 1,038,964
Foreign	148,851	125,666	114,390
TOTAL NET REVENUE	$ 790,271	$ 1,257,500	$ 1,153,354

Research and Development

The Company's research and development costs are expensed as incurred and included in cost of operations and to a lesser extent in selling, general and administrative expenses. Research and development costs were $8.2 million, $6.2 million, and $6.0 million, for fiscal years ending December 31, 2025, 2024, and 2023, respectively.

Shipping and Handling

The Company records revenues earned for shipping and handling as revenue, while the costs are primarily included in cost of operations in our consolidated statements of income. Costs include all delivery expenses as well as all costs to prepare the product for shipment.

Stock-Based Compensation

Stock-based compensation provided to employees and non-employee directors is recognized in the consolidated statements of income based on the grant date fair value of the awards. The fair value of restricted stock units is determined by the grant date market price of our common stock. The compensation expense recognized for stock-based awards is net of estimated forfeitures and is recognized ratably over the requisite service period of the awards. All income tax effects of share-based awards are recognized in the consolidated statements of income as awards vest or are settled. We classify stock-based compensation in selling, general and administrative expenses within the consolidated statements of income. See Note 12 – "Stock Incentive Plans" for additional information regarding stock-based compensation.

In 2023, the Company adopted an Excess Incentive-Based Compensation Recoupment Policy (the "Policy"), to comply with the final clawback rules adopted by the Securities and Exchange Commission under Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended ("Rule 10D-1"), and the listing standards of the New York Stock Exchange (together with Rule 10D-1, the "Final Clawback Rules"). The Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers of the Company, as defined in Rule 10D-1, in the event the Company is required to prepare an accounting restatement, in accordance with Final Clawback Rules.

Earnings Per Share

We compute basic earnings per share based on the weighted-average number of shares of common stock outstanding during the period. We calculate diluted earnings per share based on the weighted-average number of shares of common stock plus the effect of potentially dilutive shares of common stock outstanding during the period. Potentially dilutive shares of common stock include outstanding restricted stock units. When we are in a loss position for the period, dilutive securities are excluded from the calculation of earnings per share, as they would have an anti-dilutive effect. See Note 13 – "Earnings Per Share" for additional information.

Recently Adopted Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require an entity to disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The ASU also requires entities with a single reportable segment to provide all segment disclosures under ASC 280, including the new disclosures under this ASU. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted the guidance in the fiscal year beginning January 1, 2024, and there was no impact on the Company's reportable segments identified. Additional required disclosures have been added (see Note 1 – "Organization and Summary of Significant Accounting Policies" - Segment Disclosures).

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU improve transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not been issued or made available for issuance. The Company adopted the guidance in the fiscal year beginning January 1, 2025 and the additional disclosure has been added (see Note 8 – "Income Taxes").

Recently Issued Standards

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient to measure credit losses on accounts receivable and contract assets. ASU 2025-05 is effective for reporting periods beginning after December 15, 2025, with early adoption permitted for financial statements that have not been issued or made available for issuance. The Company is currently evaluating the impact this standard will have on its disclosures, including the method and timing of adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), and clarified by ASU 2025-01, which provides investors with a better understanding of the major components of an entity's income statement. The pronouncement is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its disclosures, including the method and timing of adoption.

Segment Disclosures

The Company has one reportable segment identified as towing and recovery equipment, which is manufactured in the United States, United Kingdom, Italy, and France. The nature of the products manufactured and services provided, the nature of production processes, the type of customer for the products, and the methods used to distribute products and provide services are common across all of our facilities. The Company designs and manufactures bodies of car carriers and wreckers, which are installed on chassis (manufactured by third parties) and sold to our customers. Net sales is primarily derived from the sale of towing and recovery equipment through our distributor network or directly to end-user customers.

The Company's Chief Operating Decision Maker ("CODM") is the President and Chief Executive Officer. The CODM assesses performance for the segment and decides how to allocate resources based on consolidated net income as reported on the consolidated statements of income. The CODM also uses current market conditions to evaluate income generated from segment assets in deciding whether to recommend reinvesting profits into the segment or into other parts of the entity, such as for acquisitions or to pay dividends. Net income is used to monitor budget versus actual results. The CODM also uses net income in competitive analysis by benchmarking to the Company's competitors. The competitive analysis and the monitoring of budgeted versus actual results are used in assessing the segment's performance.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies included in Note 1 of this Annual Report on Form 10-K. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

The following tables contain information reviewed by the CODM:

(in thousands)	Years Ended December 31,		
	2025	**2024**	**2023**
CONSOLIDATED STATEMENT OF INCOME			
Net Sales by Geographic Region:			
North America	$ 641,420	$ 1,131,834	$ 1,038,964
Foreign	148,851	125,666	114,390
Net Sales	790,271	1,257,500	1,153,354
Cost of operations	669,879	1,086,695	1,001,500
Selling, general and administrative expenses	88,983	86,322	73,087
Interest expense, net	660	3,928	5,974
Other (income) expense, net	(745)	425	(991)
Income before taxes	31,494	80,130	73,784
Tax expense	8,480	16,636	15,493
CONSOLIDATED NET INCOME	$ 23,014	$ 63,494	$ 58,291

(in thousands)	December 31, 2025	December 31, 2024
TOTAL ASSETS		
Cash and cash equivalents	$ 44,682	$ 24,337
Accounts Receivable, net of allowance for credit losses	198,261	313,413
Inventories, net	184,231	186,169
Prepaid expenses	12,409	5,847
Long-Lived assets:		
North America	124,448	129,181
Foreign	19,709	7,341
Net Long-Lived Assets	144,157	136,522
Other Assets	5,927	727
CONSOLIDATED TOTAL ASSETS	$ 589,667	$ 667,015

2. BUSINESS COMBINATIONS

Omars – S.p.A.

On December 2, 2025, the Company completed the acquisition of 100% of the outstanding equity interests in Omars – S.p.A. ("Omars"), an Italian company. Omars manufactures towing and recovery equipment in Italy and sells its products and services in Europe and various other countries. The addition of Omars to the Company provides additional manufacturing capacity and expands the Company's market footprint outside the United States.

The purchase price, totaling approximately $20.2 million, was comprised of cash on hand and by drawing on the existing revolving credit facility.

The preliminary allocation of the consideration for the acquisition of Omars was as follows:

(in thousands)

SOURCES OF FINANCING:		
Cash	$	20,201
Fair Value of Consideration Transferred		20,201
FAIR VALUE OF ASSETS & LIABILITIES:		
Cash	$	1,587
Accounts receivable		4,762
Inventory		13,104
Prepaid expenses		234
Property, plant and equipment		9,127
Identifiable intangible assets:		
Trademarks and trade names		2,918
Customer relationships		2,110
Total Assets Acquired		33,842
Accounts payable and accrued liabilities	$	9,769
Short-term debt		2,306
Long-term debt		1,643
Total Liabilities Assumed		13,718
GOODWILL	$	77

The fair value of the assets acquired includes trade receivables of $4.8 million that are not purchased financial assets with credit deterioration. The Company does not anticipate any markdowns of trade receivables or corresponding credit losses.

The Company has engaged a third-party to perform a valuation of Omars, which includes intangible assets and real estate. However, the valuation has not been completed at the time of this annual filing, due to the timing of acquisition relative to the filing date. As such, any adjustment to the value of assets, such as intangible assets, fixed assets and/or inventory, will be disclosed in future filings. We expect the allocation to be finalized in the second quarter of 2026.

Transaction costs incurred in the acquisition were not material and were primarily related to legal, accounting and consulting services and were expensed as incurred through December 31, 2025 and are included in Selling, General and Administrative expenses in the consolidated statements of operations.

The allocations of the fair value of the acquired business were based on preliminary valuations of the estimated net fair value of the assets and liabilities of Omars. The provisional fair value estimates are subject to adjustment during the measurement period (up to one year from the acquisition date). The fair values of the assets acquired are based on management's estimates and assumptions, as well as other information compiled by management.

During the measurement period, preliminary valuations assigned to assets and liabilities will be adjusted if new information is obtained about facts and circumstances that existed as of the acquisition date which, if known, would have resulted in revised values for these items as of that date. The net working capital adjustment related to the acquisitions is estimated as of the closing date and will be adjusted based on that estimate. Net working capital adjustments, if any, will be recorded in other assets on the consolidated balance sheet. The impact of all changes, if any, that do not qualify as measurement period adjustments will be included in current period earnings.

The results of operations of Omars for the period from the December 2, 2025 acquisition date through December 31, 2025, are included in the accompanying consolidated statements of operations since the acquisition date. Transaction costs associated with the acquisition were not significant.

Pro Forma Consolidated Financial Information (Unaudited)

The results of operations for Omars, and the estimated fair values of the assets acquired, and liabilities assumed have been included in the Company's consolidated financial statements since the date Omars acquired 100% of the outstanding equity interests in Omars – S.p.A. For the year ended December 31, 2025, Omars contributed approximately $2.4 million to the Company's revenues and decreased pretax income by approximately $0.4 million. Loss for the period includes adjustments made for amortization of estimated intangible assets as well as sales of finished goods recorded at market value as part of the acquisition.

The unaudited pro forma financial information in the table below summarizes the combined results of the Company's operations and those of Omars for the periods as shown as if the acquisition had occurred on January 1, 2023. The pro forma financial information presented below is for informational purposes only, and is subject to a number of estimates, assumptions and other uncertainties.

The Company did not have any material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

| (in thousands) | Pro Forma Years Ended December 31, | | | | | |
	2025		2024		2023	
Revenue	$	821,111	$	1,282,625	$	1,180,680
Income Before Income Taxes	$	35,384	$	81,354	$	74,735

SHC, Inc.

On May 31, 2023, the Company acquired substantially all of the assets and assumed certain liabilities of Southern Hydraulic Cylinder, Inc. through an acquisition subsidiary formed as a Tennessee corporation, which then changed its name to SHC, Inc. ("SHC"). SHC manufactures, sells, and services hydraulic cylinders and related components. The operations of SHC align with those of the Company, which has enhanced the stability of the Company's supply chain since the acquisition.

The purchase price totaling approximately $17.4 million was comprised of cash on hand and by drawing on the existing revolving credit facility.

The allocation of the consideration for the net assets acquired from the acquisition from Southern Hydraulic Cylinder, Inc. was as follows:

(in thousands)

SOURCES OF FINANCING:		
Cash	$	17,352
Fair Value of Consideration Transferred		17,352
FAIR VALUE OF ASSETS & LIABILITIES:		
Accounts receivable		2,245
Fixed assets		3,735
Inventory		3,467
Prepaid insurance		71
Intangibles		193
Total Identifiable Assets Acquired		9,711
ASSUMED LIABILITIES		738
GOODWILL	$	8,379

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and is deductible for tax purposes. The acquisition of the assets and assumption of certain liabilities of Southern Hydraulic Cylinder, Inc. resulted in the recognition of $8.4 million of goodwill. The Company believes goodwill is attributable to the Company's investment for its ability to stabilize supply chain through vertical integration, introduce automation, improve production efficiency, and the workforce of the acquired business.

The real property fair value of $3.0 million was comprised $2.8 million for the land and buildings, and $0.2 million for cranes. The fair value was determined by a third-party appraisal performed using a sales comparison approach and income approach. Net book value was determined to approximate fair market value for the remaining fixed assets.

Identifiable intangible assets consisted of a restrictive covenant agreement of $25.0 thousand and order backlog of $168.0 thousand. The fair value of intangible assets was determined by a third-party valuation. The restrictive covenant agreement and order backlog were valued using the income approach, specifically the "with and without" method and "multi-period excess earnings" method, respectively.

The fair value of the assets acquired includes trade receivables of $2.2 million that are not purchased financial assets with credit deterioration. The Company does not anticipate any markdowns of trade receivables or corresponding credit losses.

The results of operations of SHC for the period from the May 31, 2023 acquisition date through December 31, 2025, are included in the accompanying consolidated statements of operations since the acquisition date. Transaction costs associated with the acquisition were not significant.

Pro Forma Consolidated Financial Information (Unaudited)

The results of operations for SHC, and the estimated fair values of the assets acquired, and liabilities assumed have been included in the Company's consolidated financial statements since the date SHC acquired substantially all of the assets and assumed certain liabilities of Southern Hydraulic Cylinder, Inc. For the year ended December 31, 2025, SHC contributed approximately $8.0 million to the Company's revenues and increased pretax income by approximately $1.2 million. Earnings for the period include adjustments made for the elimination of intercompany sales and profits, as well as sales of finished goods recorded at market value as part of the acquisition.

The unaudited pro forma financial information in the table below summarizes the combined results of the Company's operations and those of Southern Hydraulic Cylinder, Inc. for the periods as shown as if the acquisition from Southern Hydraulic Cylinder, Inc. had occurred on

January 1, 2022. The pro forma financial information presented below is for informational purposes only, and is subject to a number of estimates, assumptions and other uncertainties.

The Company did not have any material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

(in thousands)	Pro Forma Years Ended December 31,					
		2025		2024		2023
Revenue	$	790,271	$	1,257,500	$	1,156,639
Income Before Income Taxes	$	31,368	$	80,130	$	74,404

3.   INVENTORY

Inventories, net of reserves, consisted of the following:

(in thousands)		December 31, 2025		December 31, 2024
Chassis	$	43,353	$	36,930
Raw materials		66,235		77,358
Work in process		51,476		48,251
Finished goods		23,167		23,630
TOTAL INVENTORY	$	184,231	$	186,169

For the years ended December 31, 2025 and 2024, inventories presented in the consolidated balance sheets are net of inventory reserves of $6.3 million and $5.2 million, respectively.

The Company did not recognize any impairment of inventory.

4.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

(in thousands)		December 31, 2025		December 31, 2024
Land and improvements	$	31,715	$	22,580
Buildings and improvements		95,204		85,993
Machinery and equipment		94,068		93,275
Furniture and fixtures		16,177		14,732
Software costs		15,467		15,845
TOTAL PROPERTY, PLANT AND EQUIPMENT, gross		252,631		232,425
Less accumulated depreciation		(128,823)		(116,446)
TOTAL PROPERTY, PLANT AND EQUIPMENT, net	$	123,808	$	115,979

Depreciation expense related to property and equipment was $14.7 million, $14.1 million, and $13.2 million for the years ended December 31, 2025, 2024, and 2023 respectively.

5.   GOODWILL

The Company's acquisition of Omars resulted in the recognition of approximately $0.1 million of goodwill. For additional information on the Company's acquisition, see Note 2 – "Business Combinations".

The Company's acquisition of substantially all of the assets and assumption of certain liabilities of Southern Hydraulic Cylinder, Inc. resulted in the recognition of approximately $8.4 million of goodwill. For additional information on the Company's acquisition from Southern Hydraulic Cylinder, Inc., see Note 2 – "Business Combinations".

The following table summarizes the changes in the carrying amount of goodwill:

(in thousands)		
Balance as of December 31, 2024	$	19,998
SHC, Inc.		—
Omars		75
Balance as of December 31, 2025	$	20,073

6.   ACCRUED LIABILITIES

The major classes of accrued liabilities are summarized as follows:

(in thousands)	December 31, 2025		December 31, 2024	
Accrued wages, commissions, bonuses and benefits	$	21,530	$	28,312
Accrued sales related expenses		5,337		7,770
Deferred revenue		7,032		4,410
Accrued product warranty		3,681		3,513
Other		18,022		7,697
Total Accrued Liabilities	$	55,602	$	51,702

7.   LONG-TERM OBLIGATIONS

Credit Facility

On October 28, 2022, we entered into a first amendment to the loan agreement with First Horizon Bank to increase the credit facility from $50.0 million to $100.0 million, made certain technical and operational adjustments necessary to implement the one-month Term Secured Overnight Financing Rate ("SOFR") Rate (as defined in the loan agreement) as the primary interest rate index under the credit facility, and added a new asset coverage financial covenant test. All other material terms and conditions of the credit facility remained unchanged. All borrowings under the amended credit facility bear interest at the one-month Term SOFR Rate plus 1.00% or 1.25% per annum.

The credit facility contains customary representations and warranties, events of default, and financial affirmative and negative covenants. Covenants under the credit facility restrict the payment of cash dividends if we would be in violation of the minimum tangible net worth test or the leverage ratio test as a result of the dividend, among other restrictions.

Interest expense on the credit facility was $3.1 million, $4.2 million, and $3.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. We were in compliance with all covenants under the credit facility as of December 31, 2025.

The Company had outstanding borrowings of $30.0 million under the credit facility as of December 31, 2025. The Company had outstanding borrowings of $65.0 million under the credit facility as of December 31, 2024.

8. INCOME TAXES

The following table summarizes income/(loss) before income taxes, including intercompany amounts:

		Years Ended December 31,				
(in thousands)		2025		2024		2023
United States	$	13,400	$	69,422	$	65,068
Foreign		18,094		10,708		8,716
Total	$	31,494	$	80,130	$	73,784

The following table presents the significant components of the income tax provision:

		Years Ended December 31,				
(in thousands)		2025		2024		2023
Current:						
Federal	$	4,966	$	15,589	$	14,949
State		35		311		541
Foreign		4,994		1,906		2,184
Total Current	$	9,995	$	17,806	$	17,674
Deferred:						
Federal	$	(1,215)	$	(789)	$	(1,797)
State		(161)		(358)		(310)
Foreign		(139)		(23)		(74)
Total Deferred	$	(1,515)	$	(1,170)	$	(2,181)
Provision for/(Benefit from) Income Taxes	$	8,480	$	16,636	$	15,493

The following table presents a reconciliation of income taxes calculated at the statutory rate and the provision for income taxes:

		Years Ended December 31,					
(in thousands, except percentages)		2025		2024		2023	
STATUTORY RATE RECONCILIATION							
U.S. FEDERAL TAX RATE	$	6,614	21.0 %	$ 16,795	21.0 %	$ 15,495	21.0 %
STATE AND LOCAL TAXES, Net of Federal Tax Benefit	$	(128)	(0.4) %	$ (112)	(0.1)%	$ 117	0.2 %
FOREIGN TAX EFFECTS							
France							
Tax rate differential	$	836	2.7 %	$ (290)	(0.4)%	$ 316	0.4 %
Italy							
Tax rate differential	$	29	0.1 %	$ —	— %	$ —	— %
United Kingdom							
Tax rate differential	$	190	0.6 %	$ (76)	(0.1)%	$ (36)	— %
Effect of Cross-Border Tax Laws							
Global intangible low-tax income	$	—	— %	$ 2,114	2.6 %	$ 1,718	2.3 %
Global intangible low-tax income deduction	$	—	— %	$ (1,057)	(1.3)%	$ (859)	(1.2)%
Foreign-derived intangible income deduction	$	(116)	(0.4) %	$ (293)	(0.4)%	$ (464)	(0.6)%
Foreign tax credit	$	—	— %	$ (1,057)	(1.3)%	$ (859)	(1.2)%
Tax Credits							
Research and development tax credits	$	(650)	(2.1) %	$ (404)	(0.5)%	$ (175)	(0.2)%
Nontaxable or Nondeductible Items							
Stock-based compensation	$	197	0.6 %	$ —	— %	$ —	— %
Officer compensation	$	1,540	4.9 %	$ 875	1.1 %	$ —	— %
Other	$	120	0.4 %	$ 150	0.2 %	$ 74	0.1 %
Depreciation and amortization							
Section 174 capitalization and amortization (timing difference)	$	(2,425)	(7.7) %	$ 443	0.6 %	$ 957	1.3 %
Stock-based compensation							
Temporary RSU book-tax timing differences	$	1,698	5.4 %	$ 750	0.9 %	$ 326	0.4 %
Other Adjustments	$	575	1.8 %	$ (1,202)	(1.5)%	$ (1,117)	(1.5)%
EFFECTIVE TAX RATE	$	8,480	26.9 %	$ 16,636	20.8 %	$ 15,493	21.0 %

The following table shows significant components of our deferred tax assets and liabilities:

(in thousands)	December 31, 2025	December 31, 2024
Deferred Tax Assets:		
Allowance for credit losses	$ 353	$ 377
Accruals and reserves	2,387	2,021
Research and development	4,231	3,834
Restricted stock units	2,985	1,259
Net operating losses	105	580
Other	1,143	413
Total deferred tax assets	11,204	8,484
Deferred Tax Liabilities:		
Property, plant, and equipment	8,757	10,224
Amortization of goodwill	3,806	1,131
Other	11	14
Total deferred tax liabilities	12,574	11,369
Net Deferred Tax Liability	$ (1,370)	$ (2,885)

Deferred tax assets represent the future tax benefit of future deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. The Company has evaluated positive and negative evidence to assess the realizability of its deferred taxes. Based on the evidence, the Company believes it is more likely than not that its deferred tax assets will be realizable. Accordingly, the Company has not included a valuation allowance against its deferred tax assets at this time.

We do not currently have plans to repatriate undistributed foreign earnings to the United States and have not determined any timeline or amount for any such future distributions.

As of December 31, 2025 and 2024, the Company had no federal net operating loss carryforwards, and a state net operating loss carryforward of approximately $10.8 million and $8.9 million, respectively.

The Company is subject to United States federal income taxes, as well as income taxes in various states and foreign jurisdictions. The Company's 2021 and later tax years remain open to examination by the tax authorities. With few exceptions, as of December 31, 2025, the Company is no longer subject to U.S. federal, state, or non-U.S. income tax examination prior to 2021.

The following table summarizes income taxes paid:

(in thousands)	Years Ended December 31,		
	2025	2024	2023
FEDERAL TAX	$ 2,950	$ 20,600	$ 16,710
STATES:			
Tennessee	$ 103	$ 555	$ 371
Pennsylvania	14	83	45
Other	8	228	182
FOREIGN:			
France	$ 3,057	$ 1,514	$ 771
Italy	(83)	—	—
United Kingdom	1,450	719	(26)
TOTAL	$ 7,499	$ 23,699	$ 18,053

9. LEASES

The following table summarizes the components of lease cost:

(in thousands)	Years Ended December 31,		
	2025	2024	2023
LEASE COST			
OPERATING LEASE COST:			
Total long-term operating lease cost	$ 357	$ 367	$ 365
Total short-term operating lease cost	875	788	368
TOTAL LEASE COST	$ 1,233	$ 1,155	$ 733

The following table summarizes supplemental balance sheet and other information related to leases at:

(in thousands)	December 31, 2025	December 31, 2024
OPERATING LEASES:		
Operating lease right-of-use assets	$ 276	$ 545
Current Portion of Operating Lease Liabilities	176	318
Long-Term Operating Lease Liabilities	100	227
TOTAL OPERATING LEASE LIABILITIES	$ 276	$ 545

The following table presents other lease information related to the Company's leases:

	December 31, 2025	December 31, 2024
WEIGHTED-AVERAGE REMAINING LEASE TERM (YEARS):		
Operating leases	1.6	2.0
Finance leases	—	—
WEIGHTED-AVERAGE DISCOUNT RATE:		
Operating leases	3.5 %	3.5 %

The following table summarizes supplemental cash flow information related to leases:

(in thousands)	Years Ended December 31,		
	2025	2024	2023
OTHER INFORMATION:			
Cash paid for amounts included in the measurement of lease obligation:			
Operating cash flows from operating leases	$ 357	$ 367	$ 365
Financing cash flows from finance leases	—	—	—

Future lease payments under non-cancellable leases as of December 31, 2025 were as follows:

(in thousands)	Operating Lease Obligations
Remaining lease payments to be paid during the year ended December 31,	
2026	$ 170
2027	58
2028	42
Thereafter	12
Total lease payments	281
Less imputed interest	(5)
Lease obligation as of December 31, 2025	$ 276

Related Party Leases

The Company's subsidiary in the United Kingdom leased facilities used for manufacturing and office space from a related party with related lease costs of $0.2 million, $0.1 million, and $0.2 million for the years ended December 31, 2025, 2024, and 2023, respectively. The Company's French subsidiary leased a fleet of vehicles from a related party with related lease costs of $0.4 million, $0.1 million, and $0.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.

10.   COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2025 and December 31, 2024, the Company had commitments of approximately $15.5 million and $14.2 million, respectively, for construction and acquisition of property, plant and equipment. The Company migrated its enterprise resource planning (ERP) system to a multi-tenant cloud environment in 2021 and is continuing to implement additional modules such as enterprise performance management, human capital management, data analytics, and the use of artificial intelligence.

Contingencies

The Company has entered into arrangements with third-party lenders where it has agreed to repurchase products that are repossessed from the independent distributor customer in the event of default. These arrangements are typically subject to a maximum repurchase amount. For fiscal years ended December 31, 2025 and December 31, 2024, the maximum amount of collateral the Company could be required to purchase was $118.6 million and $154.9 million, respectively. The Company's financial exposure under these arrangements is limited to the difference between the amount paid to third-party lenders for repurchases of inventory and the amount received upon subsequent resale of the repossessed product. The Company had no repurchases of inventory during fiscal 2025 and 2024, and concluded the liability associated with potential repurchase obligations was neither probable, nor material.

Litigation

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of business. The Company has established accruals for matters that are probable and reasonably estimable and maintains product liability and other insurance that management believes to be adequate. Although management believes that any pending claims and lawsuits will not have a significant impact on the Company's consolidated financial position or results of operations, the adjudication of such matters are subject to inherent uncertainties and management's assessment may change depending on future events. As of December 31, 2025, there were no material accruals.

11.   SHAREHOLDERS' EQUITY

Common Stock

The Company is authorized to issue up to 100,000,000 shares of common stock with a par value of $0.01 per share.

For more information on stock-based compensation, the Company's 2016 Stock Incentive Plan, the Company's 2023 Non-Employee Director Stock Plan, and 2025 Stock Incentive Plan, see Note 12 – "Stock Incentive Plans" to our consolidated financial statements.

Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share that can be issued in one or more series. The terms, price and conditions of the preferred stock are set by the Board of Directors. No shares of preferred stock have been issued.

Dividends

The Company pays quarterly cash dividends and has paid quarterly cash dividends consecutively since May 2011. We paid an aggregate of cash dividends per share of common stock of $0.80, $0.76, and $0.72 in fiscal 2025, fiscal 2024, and fiscal 2023, respectively.

Stock Repurchase Program

On April 2, 2024, the Company's Board of Directors approved a stock repurchase program authorizing the Company to purchase up to $25.0 million of the Company's common stock with no expiration date (the "Repurchase Program"). Repurchases under the Repurchase Program may be made on the open market, in privately negotiated transactions, block purchases, or otherwise as permitted by the federal securities laws and other legal and contractual requirements and are expected to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The number of shares to be repurchased and the timing of any repurchases will depend on a number of factors, including share price, economic and market conditions, and corporate requirements, among others. The Company may choose to suspend or discontinue the Repurchase Program at any time. The cost of the shares repurchased will be funded from our available cash and cash equivalents and borrowings under our credit facility.

For accounting purposes, common stock repurchased under the Repurchase Program is recorded based upon the settlement date of the applicable trade. During the three months ended December 31, 2025, the Company repurchased 59,686 shares of common stock pursuant to the Repurchase Program. The total cost of the shares repurchased during the three months ended December 31, 2025 was $2.2 million with an average share price of $37.25. During the year ended December 31, 2025 the Company repurchased 144,368 shares of common stock pursuant to the Repurchase Program. The total cost of shares repurchased during 2025 was $6.0 million with an average price of $41.46. During the three months ended December 31, 2024 the Company did not repurchase any shares of common stock pursuant to the Repurchase Program. During the year ended December 31, 2024 the Company repurchased 49,500 shares of common stock pursuant to the Repurchase Program. The total cost of the shares repurchased during 2024 was $2.9 million with an average share price of $58.58. All repurchased shares under the Repurchase Program constitute authorized but unissued shares.

12. STOCK INCENTIVE PLANS

Effective August 1, 2016, the Company adopted the 2016 Stock Incentive Plan (the "2016 Plan"). Pursuant to the 2016 Plan, the Board of Directors may grant up to 800,000 shares under share-based awards to officers, directors, and employees. The 2016 Plan provides for the issuance of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, performance shares, performance units, and other stock-based awards or any combination thereof. The 2016 Plan was approved by the shareholders of the Company at its Annual Meeting on May 26, 2017. The 2016 Plan will terminate on August 1, 2026. While previously-granted awards remain outstanding under the 2016 Plan as of December 31, 2025, no new awards can be granted under this plan.

Effective May 26, 2023, the Company adopted the 2023 Non-Employee Director Stock Plan (the "2023 Plan"). Pursuant to the 2023 Plan, the Board of Directors may grant up to 125,000 shares under share-based awards to non-employee directors of the Company. The 2023 Plan provides for the issuance of restricted stock, restricted stock units, unrestricted shares of Common Stock and non-statutory stock options or any combination thereof on the first business day after each annual meeting of shareholders of the Company. The 2023 Plan was approved by the shareholders of the Company at its Annual Meeting on May 26, 2023. The 2023 Plan will terminate on May 26, 2033.

Effective May 2025, the Company adopted the Miller Industries, Inc. 2025 Stock Incentive Plan (the "2025 Plan"). Pursuant to the 2025 Plan, the Board of Directors may grant up to 500,000 shares of common stock under share-based awards to employees, directors, consultants, advisors, and other persons who perform services for the Company or a subsidiary. The 2025 Plan provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance share units, other awards or any combination thereof. The 2025 Plan will terminate on March 31, 2035. The 2025 Plan replaces the Miller Industries, Inc. 2016 Stock Incentive Plan (the "2016 Plan"). While previously-granted awards remain outstanding under the 2016 Plan as of December 31, 2025, no new awards can be granted under that plan.

Restricted Stock Units

Restricted stock units are subject only to service conditions. Executive Officer awards under the 2016 and the 2025 Plans vest ratably between three and five years and non-employee director awards under the 2023 Plan cliff-vest after one year.

The following table summarizes all transactions related to restricted stock units under the 2016 Plan, the 2023 Plan, and the 2025 Plan:

(in thousands, except per share amounts)	Number of Shares of Common Stock/Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2023	146,835	$ 33.98
Granted	118,493	45.99
Vested [1]	(50,835)	(31.44)
Forfeited	—	—
Non-vested as of December 31, 2024	214,493	$ 38.81
Granted	133,369	44.68
Vested [1]	(97,900)	49.29
Forfeited	—	—
Non-vested as of December 31, 2025	249,962	$ 41.24

(1) Vested shares include 21,094 shares of common stock that vested and were withheld for employee taxes.

The following table provides additional data related to restricted share unit activity:

(in thousands, except weighted average period in years)	2025	2024	2023
Total compensation cost, net of estimated forfeitures, related to non-vested restricted stock unit awards not yet recognized, pre-tax	$ 3,543	$ 3,793	$ 3,154
Weighted average period in years over which restricted stock unit cost is expected to be recognized (in years)	1.3	1.6	3.2
Total grant date fair value of shares of common stock vested during the year	$ 4,825	$ 1,598	$ 958

On April 11, 2023, the Compensation Committee of the Board of Directors adopted the 2023 Executive Annual Bonus Plan (the "2023 Bonus Program"). The 2023 Bonus Program supersedes and replaces the cash bonus programs the Company previously adopted for its Co-Chief Executive Officers in September 2018, for certain of its executive officers in May 2021 and for the Company's executive officers in February 2022. Annual bonuses under the 2023 Bonus Program are payable in cash or, at higher levels of performance, may be paid partly in cash and partly as a grant of restricted stock units under the 2016 Plan.

13. EARNINGS PER SHARE

The following table reconciles the number of shares of common stock used to calculate basic and diluted earnings per share:

	Years Ended December 31,		
(in thousands, except share and per share amounts)	2025	2024	2023
BASIC EARNINGS PER SHARE OF COMMON STOCK:			
Net income - basic	$ 23,014	$ 63,494	$ 58,291
Weighted shares outstanding	11,447,236	11,449,864	11,438,965
Basic earnings per share of common stock	$ 2.01	$ 5.55	$ 5.10
DILUTED EARNINGS PER SHARE OF COMMON STOCK:			
Net income - basic	$ 23,014	$ 63,494	$ 58,291
Weighted shares outstanding - basic	11,447,236	11,449,864	11,438,965
Effect of dilutive securities	167,369	151,740	67,995
Weighted shares outstanding - diluted	11,614,605	11,601,603	11,506,960
Diluted earnings per share of common stock	$ 1.98	$ 5.47	$ 5.07

The Company did not have any anti-dilutive securities for the years ended December 31, 2025, 2024, or 2023.



14. EMPLOYEE BENEFIT PLANS

Substantially all of our full-time employees with at least 90 days of service are eligible to be enrolled in our company-sponsored retirement savings plan which includes features under Section 401(k) of the Internal Revenue Code of 1986 and provides for matching and discretionary contributions by the Company. The Company matched 100% of the first 1.0%, and 50.0% of the second 5.0% of the participants' contribution during 2025. Matching contributions vest over the first five years of employment. Company contributions to the plan were $2.3 million, $1.8 million, and $1.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

15. SUBSEQUENT EVENTS

Quarterly Dividend

On March 2, 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.21 per share, which is a $0.01 or 5% increase over the prior quarter. The dividend is payable March 23, 2026 to shareholders of record as March 16, 2026.

In March 2026, our Board of Directors authorized a plant expansion at our Ooltewah, TN facility, which we expect will improve our flexibility and enhance production capacity. We anticipate the cost of this project to be approximately $100.0 million and for the building project to commence in late 2026.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

No system of controls, no matter how well designed and operated, can provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls can provide absolute assurance that the system of controls has operated effectively in all cases. Our disclosure controls and procedures, however, are designed to provide reasonable assurance that the objectives of disclosure controls and procedures are met.

We evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2025. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting

See page 41 of this Form 10-K for Management's Annual Report on Internal Control over Financial Reporting, which is incorporated herein by reference.

See page 42 of this Form 10-K for the attestation report of Elliott Davis, LLC, our independent registered public accounting firm, which is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the quarter ended December 31, 2025, no director or officer of the Company adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item 10, except for the information regarding executive officers required by Item 401 of Regulation S-K which is included in Part I hereof, is incorporated by reference to the sections titled "Election of Directors", "Corporate Governance", "Executive Officers", and, if applicable, "Delinquent Section 16(a) Reports" in the definitive proxy statement (the "Proxy Statement") to be filed with the SEC within 120 days after December 31, 2025 in connection with the solicitation of proxies for the Company's next annual meeting of shareholders.

The Proxy Statement will also contain information relating to the Company's Securities Trading Policy, which information is incorporated herein by reference. A copy of the Company's Securities Trading Policy is filed as Exhibit 19 to this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to the sections titled "Executive Compensation" and "Director Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated by reference to the section titled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

The Proxy Statement will also contain information relating to our equity compensation plans, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to the sections titled "Certain Relationships and Related Party Transactions" and "Corporate Governance - Director Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to the section titled "Accounting Matters" in the Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this report:

1   Financial Statements: See our consolidated financial statements under Item 8.

2   Financial Statement Schedule:

See Schedule II – "Valuation and Qualifying Accounts" within Item 15 below.

Certain Financial Statement Schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

3   Exhibits. See "Index to Exhibits" within Item 15 below.

SCHEDULE II –VALUATION AND QUALIFYING ACCOUNTS

(in thousands)	Balance at Beginning of Period	Charged to Expense	Accounts Written Off	Balance at End of Period
Year ended December 31, 2023				
Deduction from asset accounts:				
Allowance for credit losses	$ 1,319	208	—	$ 1,527
Year ended December 31, 2024				
Deduction from asset accounts:				
Allowance for credit losses	$ 1,527	323	—	$ 1,850
Year ended December 31, 2025				
Deduction from asset accounts:				
Allowance for credit losses	$ 1,850	26	—	$ 1,876

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Charter, as amended, of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K, filed with the SEC on April 22, 2002)
3.2	Fourth Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2023)
4.1	Description of the Registrant's Securities (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K, filed with the SEC on March 4, 2020)
10.1	Form of Noncompetition Agreement between the Registrant and certain officers of the Registrant (incorporated by reference to Exhibit 10.28 on Form S-1 (Registration No. 33-79430), filed with the SEC in August 1994)
10.2	Form of Indemnification Agreement by and between the Registrant and each executive officer of the Registrant† (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on September 14, 1998)
10.3	Form of Indemnification Agreement for Directors by and between the Registrant and each director of the Registrant† (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 30, 2023)

Exhibit No.	Description
10.4	Miller Industries, Inc. 2005 Equity Incentive Plan† (incorporated by reference to Annex B to the Company's Schedule 14A, filed with the SEC on May 2, 2005)
10.5	Miller Industries, Inc. 2013 Non-Employee Director Stock Plan† (incorporated by reference to Annex A on the Company's Schedule 14A, filed with the SEC on April 22, 2013)
10.6	Amendment No. 1 to Miller Industries, Inc. 2013 Non-Employee Director Stock Plan† (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on March 15, 2017)
10.7	Miller Industries, Inc. 2016 Stock Incentive Plan† (incorporated by reference to Appendix A on the Company's Schedule 14A, filed with the SEC on April 19, 2017)
10.8	Miller Industries, Inc. 2023 Non-Employee Director Stock Plan† (incorporated by reference to Annex A on the Company's Schedule 14A, filed with the SEC on May 2, 2023)
10.9	Miller Industries, Inc. 2023 Executive Annual Bonus Plan† (incorporated by reference to Exhibit 10.9 to the Company's Form 10-K, filed with the SEC on March 6, 2024)
10.10	Change in Control Severance Plan of Miller Industries, Inc.† (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on March 6, 2024)
10.11	Amended and Restated Loan Agreement, dated as of December 21, 2020, by and among the Miller Industries, Inc., certain of the wholly-owned subsidiaries of Miller Industries, Inc., and First Horizon Bank (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on December 23, 2020)
10.12	Amended and Restated Master Revolving Credit Note dated as of December 21, 2020 issued by Miller Industries, Inc. to First Horizon Bank (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K, filed with the SEC on December 23, 2020)
10.13	First Amendment to the Amended and Restated Loan Agreement, dated as of October 28, 2022, by and among Miller Industries, Inc., certain of wholly-owned subsidiaries of Miller Industries, Inc., and First Horizon Bank (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on November 3, 2022)
10.14	Amended and Restated Master Revolving Credit Note dated as of October 28, 2022, issued by Miller Industries, Inc. to First Horizon Bank (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K, filed with the SEC on November 3, 2022)
10.15	Form of Restricted Stock Unit Award Agreement† (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on March 7, 2022)
10.16	Asset Purchase Agreement, dated May 31, 2023, by and among Miller Industries, Inc., VAC, Inc., Southern Hydraulic Cylinder, Inc., F. Stephen Miller, The Estate of William M. Buchanan, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on June 1, 2023)
10.17	Cooperation Agreement by and among Miller Industries, Inc. and the Lakeview Parties, effective as of March 10, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on March 10, 2023)
10.18	First Amended and Restated Change in Control Severance Plan of Miller Industries, Inc., effective November 11, 2024† (incorporated by reference to Exhibit 10.18 to the Company's Form 10-K, filed with the SEC on March 5, 2025)

Exhibit No.	Description
10.19	Miller Industries, Inc. 2025 Stock Incentive Plan (incorporated by reference to Annex A on the Company's Schedule 14A, filed with the SEC on April 11, 2025)†
10.20	Sale and Purchase Agreement, dated December 2, 2025, by and among Luna Acquisition Corp., Andrea S.r.l, Renato Andreis, and Stefano Francesco Martinotti** (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed with the SEC on December 2, 2025)
19	Miller Industries, Inc. Securities Trading Policy (incorporated by reference to Exhibit 19 to the Company's Form 10-K, filed with the SEC on March 5, 2025)
21	Subsidiaries of Miller Industries, Inc.*
23.1	Consent of Elliott Davis, LLC*
24	Power of Attorney (see signature page)*
31.1	Certification Pursuant to Rules 13a-14(a)/15d-14(a) by Chief Executive Officer*
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a) by Chief Financial Officer*
32.1	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of United States Code by Chief Executive Officer±
32.2	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of United States Code by Chief Financial Officer±
97.1	Excess Incentive-Based Compensation Recoupment Policy of the Company (incorporated by reference to Exhibit 97.1 to the Company's Form 10-K, filed with the SEC on March 6, 2024)
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, has been formatted in Inline XBRL

*   Filed herewith

**   Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule, annex or exhibit upon request.

±   Exhibit is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subjected to the liabilities of that Section. This exhibit shall not be incorporated by reference into any given registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

†   Management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 4, 2026.

MILLER INDUSTRIES, INC.

By:	/s/ William G. Miller II
	William G. Miller II
	President and Chief Executive Officer

Know all men by these presents, that each person whose signature appears below constitutes and appoints William G. Miller II and Frank Madonia, and each or any one of them, as attorney-in-fact and agent, with full power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 4, 2026.

SIGNATURE	TITLE
/s/ William G. Miller	
William G. Miller	*Chairman of the Board of Directors*
/s/ William G. Miller II	
William G. Miller II	*President, Chief Executive Officer and Director*
/s/ Deborah L. Whitmire	*Executive Vice President, Chief Financial Officer and Treasurer*
Deborah L. Whitmire	*(Principal Financial and Accounting Officer)*
/s/ Theodore H. Ashford III	
Theodore H. Ashford III	*Director*
/s/ Leigh Walton	
Leigh Walton	*Director*
/s/ Susan Sweeney	
Susan Sweeney	*Director*
/s/ Javier Reyes	
Javier Reyes	*Director*
/s/ Peter Jackson	
Peter Jackson	*Director*

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EXECUTIVE OFFICERS

William G. Miller
Executive Chairman of the Board of Directors

William G. Miller II
President and Chief Executive Officer

Deborah L. Whitmire
Executive Vice President, Chief Financial Officer and Treasurer

Jeffrey I. Badgley
President of International and Military

Frank Madonia
Executive Vice President, Secretary and General Counsel

Josias W. Reyneke
Vice President and Chief Information Officer

Vince Tiano
Vice President and Chief Revenue Officer

DIRECTORS

Theodore H. Ashford III
Chief Executive Officer of Ashford Capital Management, Inc.

Peter Jackson
Managing Partner and Executive Vice President of Providence Consulting Group, Ltd.

William G. Miller
Executive Chairman of the Board and Founder of Miller Industries, Inc.

William G. Miller II
President and Chief Executive Officer of Miller Industries, Inc.

Dr. Javier Reyes
Chancellor of the University of Massachusetts Amherst

Dr. Susan Sweeney
Executive Vice President and Chief Human Resource Officer of Virginia Transformer Corp.

Leigh Walton
Partner at Bass, Berry & Sims, PLC